UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
1.	Name of the Registrant:

BANK OF AMERICA CORPORATION

2.	Name of the person relying on exemption:

FINGER INTERESTS NUMBER ONE, LTD.

3.	Address of person relying on exemption:

520 Post Oak Blvd., Suite 750, Houston, TX 77027

4.	Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).
We are writing to urge you to VOTE AGAINST three directors that are standing for re-election at the Annual Meeting of Bank of America on April 29, 2009:
WE URGE YOU TO VOTE:

AGAINST the election of	KENNETH D. LEWIS to the board of directors
AGAINST the election of	O. TEMPLE SLOAN, JR. to the board of directors
AGAINST the election of	JACKIE M. WARD to the board of directors
ON OTHER MATTERS, WE URGE YOU TO VOTE:
FOR PROPOSAL 8 — independent board chairman
FOR PROPOSAL 3 — advisory (non-binding) vote approving executive compensation
FOR PROPOSAL 5 — advisory vote on executive compensation
FOR PROPOSAL 11 — limits on executive compensation
Bank of America’s stock price has declined over 80% since the September 15, 2008 announcement that Bank of America had agreed to acquire Merrill Lynch at a 60% premium to the closing price on the last trading day prior to the offer. We are asking shareholders to vote for a change in the corporate governance and the culture of Bank of America. We seek to change the culture away from a mentality that emphasizes size, market share and geographic footprint, toward a focus on risk-reward with respect to allocating shareholder capital and toward protecting and building shareholder value. Part of this change would include disciplined transparency and full disclosure to shareholders and regulatory authorities.

www.bacProxyVote.com

www.bacProxyVote.com
c/o Finger Interests Number One, Ltd.
520 Post Oak Blvd., Suite 750
Houston, TX 77027
713-621-7554 / 713-621-7552 (fax)
info@bacproxyvote.com
To the Shareholders of Bank of America Corporation:
We are writing to ask you to vote for a change in the governance at Bank of America (“BAC” or the “Company”), and to advise you that we intend to withhold our support from three directors of the Company by voting “AGAINST” their re-election as directors of the Company. The three directors we intend to vote against are:
1.	Kenneth D. Lewis — Chairman and CEO

2.	O. Temple Sloan, Jr. – Lead director, Chair Compensation Committee, Chair Executive Committee, Corporate Governance Committee Member

3.	Jackie M. Ward – Chair Asset Quality Committee
Finger Interests Number One, Ltd. is the owner of approximately 1.1 million shares of Bank of America. The shares were acquired upon the sale of Charter Bancshares, Inc. to NationsBank in 1996. NationsBank subsequently merged with Bank of America in 1998, and took the name Bank of America. We are long-term investors focused on improving shareholder value for all BAC shareholders by pursuing changes in the corporate governance of the Company.
In addition to our opposition to the three directors named above, we are also advising shareholders that we intend to vote in support of four other items that are presented on the proxy card for voting at the annual meeting on April 29, 2009. We believe approval of these measures at the annual meeting will improve the corporate governance of the Company and that approval would be favorable for increasing shareholder value in the long run. These proxy items are:
VOTE “FOR” PROPOSAL 8 — independent board chairman
VOTE “FOR” PROPOSAL 3 — advisory (non-binding) vote approving executive compensation
VOTE “FOR” PROPOSAL 5 — advisory vote on executive compensation

VOTE “FOR” PROPOSAL 11 — limits on executive compensation
Why we are pursuing an exempt solicitation seeking changes:
1.	We believe that the current management and board of directors of the Company are focused on increasing size, market share and geographic footprint rather than protecting and building longterm shareholder value, as evidenced by their willingness to enter into an agreement to acquire Merrill Lynch on September 15, 2008 at a purchase price that represented a 60% premium to the prior closing price of Merrill Lynch. Note that this premium was offered to the shareholders of Merrill Lynch despite the fact that Lehman Brothers was about to fail on that weekend, despite the fact that credit and fixed income markets were frozen, and despite the fact that broker-dealers were having difficulty funding their operations.

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2.	We believe the management and board acted recklessly and without regard for shareholders by agreeing to offer such a premium price to Merrill Lynch despite the fact that, according to the proxy statement filed by the Company on October 31, 2008, the total time allowed for negotiation of and due diligence on this transaction was approximately 48 hours. Thus, we believe that the management and board of directors exercised limited due diligence and provided little structural protection for the common stockholders of BAC by approving a transaction whose value ($50 BN) was approximately 1/3rd the market value of BAC prior to the offer. Based on its size alone, even with sufficient time for due diligence, this transaction carried significant risk if not properly vetted and executed.

3.	We believe that management and the board of directors were so intent on completing this transaction that they failed to notify shareholders of the material changes in the financial condition of Merrill Lynch during the months of October and November leading up to the date of the shareholder vote to approve the merger on December 5, 2008. It has been widely reported in the press that following the failure of Lehman Brothers, credit and fixed income markets suffered the two worst months in the history of Wall Street. On November 12, 2008, Treasury Secretary Paulson announced that the TARP plan would not be purchasing assets, sending assets prices sharply downward. The Wall Street Journal reported on 2/5/09 that Merrill Lynch had suffered pretax quarterly losses of approximately $13.34 BN by the end of November, prior to the December 5, 2008 shareholder meeting. This $13.34 BN loss represented approximately 25% of the purchase price that BAC agreed to pay on September 15th . However, management and the board of directors did not seek to protect the interests of shareholders by altering the terms of the transaction with Merrill Lynch. Nor did management or the board of directors amend the original proxy statement dated October 31, 2008 to allow shareholders to consider this new information on how to vote for the merger with Merrill Lynch. Based on these alleged losses, we believe the proxy statement no longer accurately reflected the financial condition of Merrill Lynch. We believe that the board and management were focused on closing the Merrill Lynch transaction regardless of its impact on shareholders.

4.	On January 16, 2009, at its quarterly earnings conference call, BAC announced that Merrill Lynch had suffered a $21.5 BN pre-tax loss from operations during the fourth quarter of 2008, the time period when BAC shareholders voted to approve the merger transaction with Merrill Lynch. Management stated that most of the losses occurred after the December 5, 2008 shareholder vote. The Company also announced that, because of the losses at Merrill Lynch, it was compelled to seek financial assistance from the U.S. Treasury in the form of an additional $20 BN of preferred stock at an 8% (after tax) coupon, plus a $4 BN insurance policy from the government to backstop possible future losses on a portfolio of $118 BN in assets. Thus, in the face of dismal results at Merrill Lynch, not only had management and the board of BAC failed to renegotiate a more favorable deal for their shareholders, they actually negotiated a far worse deal for the common stockholders of BAC by accepting $24 BN in financing that was SENIOR in dividend and liquidation preference to the common stock. The cost of the Merrill deal rose from $29.1 BN to $53 BN as a result of the new TARP financing. Again, management and the board of directors did not offer the shareholders the opportunity to vote on the material change in the terms of this transaction.

5.	In addition to failing to protect BAC shareholders against the fallout from the Merrill Lynch transaction, the management stated on this same conference call on January 16, 2009 that it had known about the losses on December 15, 2008, but failed to disclose this information to shareholders until January 16, 2009. By our calculations, approximately 47% of the weighted average common shares outstanding traded during that time period. We must ask what potential liability was incurred on behalf of the Company and its shareholders by the failure of

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management and the board of directors to disclose this material information to shareholders and the market during this time period?

6.	Shortly after the January 16, 2009 conference call disclosing the results of Merrill Lynch, the board of directors of Bank of America expressed their full support for the Chairman and CEO. One must assume that the board was at all times informed and in agreement with the events that occurred over this time period, otherwise one might wonder why there would not have been some reprimand or other action taken against management, rather than an expression of support, as was the case.
As a result of these events surrounding the Merrill Lynch transaction, and what we believe to be a total disregard for protecting the interests of shareholders demonstrated by management and the board of directors, we have decided to pursue this exempt solicitation, entirely at our cost.
Our Goal
Our goal is to change the corporate governance and culture of Bank of America away from a company that is focused on increasing size, market share and geographic footprint toward a culture that is focused on the risk – reward relationship with respect to allocating shareholder capital, and toward a focus on protecting and building shareholder value. Part of this change in culture would emphasize disciplined transparency, including full disclosure to shareholders and regulatory authorities.
Request Your Support
With the advent of proportional voting and the majority standard for the election of directors, all shareholder votes are important. Please vote at the annual meeting and remind the board of directors who they represent and who they should be working for – us, the shareholders.
We would respectfully request that you carefully consider the proxy items that are being voted upon at the Bank of America annual meeting to be held on April 29, 2009. Please consider the information presented in this letter as well as all of the additional information that is attached to this filing. We will also publish this letter and all attachments on www.bacProxyVote.com. We urge you to vote for change at the upcoming annual meeting. Please support our recommendations.
Please note, the cost of this solicitation is being borne entirely by Finger Interests Number One, Ltd. and is being done through use of one or more of the following forms of communication: mail, e-mail, website, and/or telephone communication. Finger Interests Number One, Ltd. is not asking for and will not accept your proxy card. To vote your proxy, please follow the instructions on your proxy card.
Respectfully submitted,

Jerry E. Finger	Jonathan S. Finger
Managing Partner	Partner

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HOME | ABOUT US | PROXY VOTE | REASONS FOR CHANGE | BOARD PROFILE | OUR LAWSUIT | CONTACT US

# BAC VOTE.com

## EXERCISE YOUR RIGHTS AS A SHAREHOLDER

## VOTE OUT DIRECTORS



Yes?
No?

## Our Purpose

We are advising Bank of America shareholders to **VOTE FOR CHANGE.**

We believe Management and the Board have:

- Made Risky and Overpriced Acquisitions
- Assumed Massive Credit Risk Through Acquisitions
- Concealed Information About Losses at Merrill Lynch
- Violated Securities Regulations by Withholding Information
- Misled Government Authorities about Merrill Bonuses
- Permanently Destroyed Shareholder Value

## Recent Developments

**3/5/09**

CtW Investment Group demands resignation of Lewis, initiates campaign to oppose directors

**View**

OPEN LETTER TO SHAREHOLDERS

POWERPOINT PRESENTATION

### To Be Decided By Shareholders

**Eleven proxy items:**

- Director Elections
- Corporate Governance
- Executive Pay

Review each proxy item and make an informed decision.

### Our Voting Recommendations

**How you should vote.**

- Vote Out Directors
- Separate Chairman & CEO
- Limit Executive Pay

See our recommendations on each proxy proposal.

### Why Your Vote Matters

Recent Changes to Proxy Voting Rules Make Individual Shareholder Votes more important than ever.

- Proportional Voting
- Majority Vote Standard
- We encourage you to Vote!!

VIEW OUR PROXY CARD

**SITEMAP**

**Please note, the cost of this solicitation is being borne entirely by Finger Interests Number One, Ltd. and is being done through use of one or more of the following forms communication: mail, e-mail, website, and/or telephone communication. Finger Interests Number One, Ltd. is not asking for and will not accept your proxy card. To vote y proxy, please follow the instructions on your proxy card.**

Website by: Marketing Firm Tribe Design

About Us Our Objectives Purpose of Website About Finger Interests, Ltd Partner Biographies About Finger Interests, Ltd. Finger Interests, Ltd. is a long-term shareholder of Bank of America common stock. As of the record date for this year’s proxy statement (March 4, 2009), we currently own approximately 1.1 million shares. We acquired our shares when we sold our family controlled bank, Charter Bancshares, Inc. to what was then NationsBank in 1996. NationsBank subsequently merged with Bank of America, and took the name Bank of America, although the management team from NationsBank became the group controlling the combined bank. Our operations include investments in equity securities, fixed income securities, private equity and real estate. We seek to enter into transactions where we can add both expertise and capital. Finger Interests, Ltd. is an investment management firm located in Houston. The firm invests its own capital and the capital of select investment partners into situations and transactions to where it may add both capital and expertise. Areas of investment include marketable securities, real estate, private equity and venture capital. Jerry and Jonathan Finger are the firm’s Managing Partners, and have more than 50 years of combined operating experience in commercial banking, real estate finance and development, investment banking, fiduciary and investment management and principal investing. Partner Biographies Jerry E. Finger is the Managing Partner of Finger Interests, Ltd. and has more than 35 years of business experience in commercial banking, real estate finance and development and principal investing. For the majority of his career, he was Founder, Chairman and Chief Executive of Charter Bancshares, Inc. (“Charter”), a commercial bank which he founded in Houston, Texas in 1963. Charter was engaged in commercial, consumer and real estate lending in the Greater Houston area, and was the largest locally controlled bank to survive Houston’s downturn in the mid-1980s. Through growth and acquisitions, Charter grew to nearly $1 billion in total assets before merging with NationsBank in 1996. From 1996 to 2003, Mr. Finger served as Vice Chairman of NationsBank/Bank of America – Texas. In addition to his career in commercial banking, Mr. Finger has been a significant developer, financier and owner of commercial real estate in the Gulf Coast region. He is currently an Adjunct Professor at the Jones Graduate School of Business at Rice University in the subjects of Real Estate and Entrepreneurship, and has served in such capacity since 1998. He has served on a number of public company boards and currently serves on the Board of Directors of the Financial Institutions Center at the Wharton School, the Foundation for the National Archives and as a Director or Chairman of numerous other civic, philanthropic and educational organizations. He served in the U.S. Navy from 1954 to 1956, and is a graduate of the Wharton School at the University of Pennsylvania. Jonathan S. Finger is a Partner of Finger Interests, Ltd. and has almost 20 years of business experience in commercial banking, investment banking, fiduciary and investment management services, insurance and principal investing. The majority of his career has been in investment management and fiduciary services both on behalf of clients and affiliated entities. He also serves as President of Poseidon Capital Management, Inc., a registered investment advisor established in 1997. Prior to establishing Poseidon Capital in 1997, Mr. Finger was Senior Vice President of Investment Management and Trust Services at Charter National Bank from 1990 to 1997. During his tenure, total assets of the investment management and trust area grew from $30 million in 1991 to $300 million in 1997. In addition, Mr. Finger was responsible for International Banking, Retail Brokerage Services and Investor Relations at Charter during that period. Prior to joining Charter, Mr. Finger worked at Drexel Burnham Lambert in New York as an investment banking analyst in the Financial Institutions Group, and later as an associate in the Merger and Acquisitions Department. Prior to Drexel, he worked at Lehman Brothers in the Equity Research Department. He is a graduate of the University of Virginia and received his M.B.A. from the Wharton School at the University of Pennsylvania.

Our Objective A Focus on Shareholder Value is the objective that we seek to instill in the management team and board of directors of Bank of America. Our objective is to change the prevailing corporate governance and culture of the management and board of directors of Bank of America so that the focus is on protecting and enhancing shareholder value. We believe that the current board of directors, while composed of sound and capable individuals, has failed to protect the interests of shareholders. We believe the board has taken actions that have resulted in the permanent destruction of shareholder value through dilutive and poorly structured acquisitions. Purpose of the Website The purpose of our website is to encourage and cause Bank of America shareholders to vote for changes in the governance and corporate culture of Bank of America on issues on the 2009 Proxy Statement. Specifically, we advise shareholders to vote: Against the re-election of Certain Directors For Corporate Governance Changes For Limits to Executive Compensation

2009 Proxy Items for BAC How you should vote Our Director Recommendations Our Other Recommendations Why Your Vote Matters Proportional Voting Majority vs Plurality Instructions on Proxy Voting Mutual Fund Voting Records Link to Proxy Statement For detailed discussions of our position on ALL proxy items presented, please see below. 2009 Proxy Items for Bank of America (BAC) Bank of America (“BAC” or the “Company”) filed its Preliminary Proxy Statement with the Securities and Exchange Commission on March 2, 2009. Below is a list of the proxy proposals set forth on the 2009 Preliminary Proxy, our description and our recommendations on each item. Please note, we are only stating our opinion on how BAC shareholders should vote their proxy card. We are not soliciting your proxy cards. You should vote your proxy card according to the instructions on the proxy card. Item 1. Election to the Board of the 18 nominees named in this proxy statement The Governance Committee of Bank of America has nominated 18 directors to stand for election to serve a one year term as directors. Fifteen of the director candidates currently nominated have served on the board of directors over the last year. One past director, Meredith Spangler, who is a large BAC shareholder and long time director, is not standing for re-election. Three new directors from the Merrill Lynch board that became directors of the Company in January 2009 have also been nominated as director candidates. Our Philosophy Regarding Directors We believe that directors have a duty to serve the interests of the shareholders first. Their loyalty should not be divided between management and the shareholders. Their job is to: Hire and retain the best and most capable management team available to run the Company; Supervise all aspects of the Company’s operations to ensure that those operations are both competitive with peers and also operated in a safe and sound manner that does not expose the Company and its shareholders to undue business risk; Oversee and govern management with respect to strategic decisions, including acquisitions. Directors should be aggressive and outspoken to ensure that acquisitions are properly vetted and do not expose the Company and its shareholders to excessive risk; and Disclose material information to securities regulators, shareholders and the public in accordance with both applicable securities regulation and their fiduciary duty to shareholders. Note: We are focused on accountability to shareholders. Our discussion of the directors below is not a personal attack or indictment of anyone’s qualifications, character or reputation. However, we believe that this board collectively failed to function properly as a decision making body that was responsible for protecting the interests of the shareholders of BAC. We would like to change the dynamics of this board so that it functions to protect the interests of shareholders, first and foremost. It is our strong opinion that the current board of directors has failed in its duties to shareholders. We recommend that you vote against at least three of the directors who have been nominated by the Governance Committee of the Board. We Recommend a vote Against the Following Three Directors: Kenneth Lewis – Chairman & Chief Executive Officer Reason #1 – Reckless and Overpriced acquisitions — as Chairman and CEO, we believe that Mr. Lewis was wrong to encourage the Board of directors to approve (and close) the LaSalle, Countrywide and Merrill Lynch transactions. For a full discussion, click here. Reason #2 – Failure to Disclose Material Information — We believe that Mr. Lewis failed to disclose to the shareholders material information regarding the losses that had occurred at Merrill Lynch prior to the December 5th, 2008 shareholder vote related to approving the Merrill Lynch transaction. From press reports, it appears that Bank of America had a full team at Merrill Lynch and was monitoring the Merrill portfolio on a daily basis. Therefore, Ken Lewis and his senior officers were aware of the deterioration in the Merrill portfolio prior to the December 5th shareholder vote.

failed to disclose to the shareholders material information regarding the losses that had occurred at Merrill Lynch prior to the December 5th, 2008 shareholder vote related to approving the Merrill Lynch transaction. From press reports, it appears that Bank of America had a full team at Merrill Lynch and was monitoring the Merrill portfolio on a daily basis. Therefore, Ken Lewis and his senior officers were aware of the deterioration in the Merrill portfolio prior to the December 5th shareholder vote.

c. **Reason #3** – Equivocation on Merrill Bonuses – We believe that Mr. Lewis was aware at all times of the $3.6 billion in controversial bonuses that were to be paid to Merrill employees at a time when Merrill was hemorrhaging money. While we cannot judge from our vantage point whether such bonuses were appropriate or necessary to reward or retain key Merrill employees, we do believe that Ken Lewis' credibility has been damaged by his initial assertions that he did not know the details of such bonuses. The subpoena of Mr. Lewis by New York Attorney General Cuomo and BAC's refusal to turn over documents further shrouds the issue and undermines the confidence of employees and investors in Mr. Lewis at a critical moment for the Company.
d. **Reason #4** – Management of Bonuses for BAC Employees - after richly rewarding their Merrill Lynch counterparts for a job poorly done, Ken Lewis turned around and reduce the bonuses payable to Bank of America employees and then deferred their bonuses over 4 years. This change in compensation to Bank of America employees damaged employee morale, caused defections of key employees and, in our opinion, reduced Ken Lewis' standing with employees and thus reduced his ability to effectively lead and govern the Company.

2. **Temple Sloan, Jr. – Lead Director, Chair Compensation Committee, Member Governance Committee**
   a. **Reason #1** – Boardroom Governance – As the lead director of the Company, we believe that Mr. Sloan should be responsible for fostering a board environment that is focused on protecting shareholder value and encourages a free discussion of issues, including mergers and other strategic initiatives. The board must be willing to guide and even oppose management if the board believes the course of action proposed could be adverse to shareholders. The board has shown no inclination to do this under Mr. Sloan's leadership.
   b. **Reason #2** – Failure to Disclose Material Information – As the lead director of the Company, Mr. Sloan was in a position to know that October and November were two of the worst months in Wall Street history for fixed income markets. In addition, it has been widely reported in the press that Bank of America had several of their representatives working in the offices of Merrill Lynch to monitor the trading positions of Merrill Lynch. Therefore, we believe it is safe to assume that Mr. Sloan had direct knowledge, or should have had direct knowledge of the deteriorating financial condition of Merrill Lynch prior to the shareholder vote on December 5, 2008. As lead director and a member of the governance committee of the board, he breached his fiduciary duty to shareholders to inform them of a material change in the financial condition of Merrill Lynch. Further, as we have alleged in our class action lawsuit, we believe that he and his fellow directors violated securities laws by failing to make such disclosures in an amended proxy statement filing before the shareholder vote on December 5, 2008.
   c. **Reason #3** – Failure to Disclose Material Information –Mr. Sloan presided over a board of directors, 17 in all, who failed to disclose material information to shareholders on numerous occasions. Between the Board's approval to seek $20 Billion of additional TARP funds (plus a $4 Billion insurance backstop) on December 15th (per Company press releases) and January 16, 2009 disclosure of same, we calculated that over 2.7 billion shares or 47% of the time-weighted average shares outstanding traded hands. Would these shareholders have made different decisions to buy or hold given this material information? We believe they would have, and by failing to disclose this information, Mr. Sloan and his fellow directors have exposed the Company to legal liability to those shareholders who purchase common shares during that period of time cited above, in the absence of material information that was withheld by management and the board.

3. **Jacqueline Ward – Chair Asset Quality Committee**
   a. **Reason #1** – Countrywide & Merrill Lynch Transactions – The Asset Quality Committee is responsible for "reviewing asset quality trends and performance" and "reviewing credit concentrations, credit risk inherent in selected products and businesses". Admittedly, this is quite a tall order. Nonetheless, this committee should have been in a position to advise the other directors of the Company regarding the potential credit risks being assumed in both the Countrywide and Merrill transactions.
   b. **Reason #2** – Failure to Disclose Material Information – As head of the Asset Quality Committee, we believe that Ms. Ward was or certainly should have been in a unique position to alert other board members as well as shareholders about the declining value of securities on the books of Merrill Lynch during the months of October and

Reason # 3 – Membership on Five (5) Major Corporate Boards – Ms. Ward currently serves as a director of five public companies. While we do not question her capabilities overall, we do question how a director can effectively discharge their duty to five public companies. We would further note that Ms. Ward has no apparent direct experience with respect to lending, structured products, credit derivatives or asset backed securities; this is experience that we believe would be helpful in evaluating the credit exposure of Bank of America and Merrill Lynch. We therefore argue that Bank of America is no longer the straightforward commercial banking enterprise that it was when Ms. Ward joined the board in 1994 under former CEO Hugh McColl. Other Directors – Review their Positions and Performance — As we have noted elsewhere, our position on directors and management is not intended as a personal attack on any individual. At the same time, we believe that the decision making dynamic that allowed this management team to essentially buy its way into trouble with the LaSalle acquisition, Countrywide acquisition and finally the Merrill Lynch acquisition is fundamentally flawed. There has been a moral failure on the part of this group of individuals to understand that they serve for and at the pleasure of the shareholders, who own the Company. It is to the shareholders that they owe their sole duty of loyalty. Determine for yourself whether committee chairs and committee members were effective in discharging their duty to shareholders. Three-fourths of Bank of America’s 16 independent directors are not actively involved in business of any kind, and/or simply do not have the in-depth financial or investment knowledge to have insight into the bank’s current problems, or to exercise effective due diligence in the Merrill Lynch merger and integration. The background of these directors encompasses: Retired executive of a brewing company (Colbert) Retired executive of a property and casualty insurer (Countryman) Retired U.S. Army general (Franks) Publisher of a Spanish language newspaper (Lozano) Retired president of a college (Massey) Chairman of an energy utility CEO of a non-profit organization dedicated to the media industry (Mitchell) Retired U.S. Navy Admiral (Prueher) Chairman of a pharmacy and health care services company (Ryan) Chairman of an automotive parts distributor (Sloane) Retired chairman of a home improvement retailer (Tillman) Retired chairman of a telecommunications software company (Ward) The 16 independent directors on the board combined own little more than 7.5 million out of Bank of America’s 5 billion outstanding shares. This 0.15% ownership of the outstanding shares is too small a stake in the bank’s financial success, and does not exposed directors, individually or as a group, to the massive and permanent destruction of shareholder value that the bank’s sharesholders have suffered. The bank’s CEO is required to hold a minimum of 500,000 shares in the bank, while other executive officers are required to hold at least 155,000 shares. Only 6 independent directors exceed the lower threshold, with the highest shareholding being 310,000 shares. Did the members of the Asset Quality Committee spot asset quality problems in advance? Did they anticipate potential problems with Merrill Lynch? Did they take precautions to protect the Company from undue credit risk? How about the Governance Committee members? Did they ensure that the board of directors was properly loyal to the shareholders? Did they ensure that the Company made proper disclosure of material information regarding the financial health of Merrill Lynch? Did they ensure that the Company was clearly in compliance with all securities laws, especially Section 14 (a) of the Exchange Act and SEC Rule 14 (a)-9(a) related to the disclosure requirements for proxy statements issued by the Company? Did the y stop the Company from incurring potential liabilities related to the trading of 47% of the total shares outstanding during a period when management and the board withheld material information regarding the financial condition of the Company? We therefore urge you to examine the background of all directors carefully and review their committee assignments. Ask yourself the following questions: Does their professional background indicate that they have expertise that is useful in overseeing the operations and strategic direction of one of the largest and most complex financial institutions in the world? In their duties as board and committee members, have they fulfilled their responsibility to the shareholders and the Company? Have they overseen and been responsible for good business and strategic decisions during their tenure? Item 2. Ratification of independent registered public accounting firm for 2009 – We recommend a vote “For”.

**Item 2. Ratification of independent registered public accounting firm for 2009** – We recommend a vote "For".

**Item 3. An advisory (non-binding) vote approving executive compensation** – We recommend a vote "For".

This proposal has been recommended "For" by the board of directors probably because it is required under the new TARP (American Recovery and Reinvestment Act of 2009) legislation. See page 45 of Preliminary Proxy. In the 2008 proxy, the Board opposed a similar measure put forth by shareholders.

We believe that executive compensation at many U.S. corporations has become disconnected from both performance and rationality. Each board of directors seeks to pays its employees in the top third or top quartile of their respective industry causing an upward spiral in executive compensation. Compensation experts are then retained to provide the board of directors with a study comparing compensation among peer group companies to justify executive compensation levels. American corporate executives and board members are paid like entrepreneurs (or rock stars) for taking managerial risk. We are not opposed to financial gain or the free market system. It makes our country great. However, there are a number of reasons for excessive executive pay, many of them with negative implications:

1. Directors have forgotten that they are representatives of the shareholders, and because it is so difficult in our proxy system for ANY shareholder to nominate a director slate, directors understand that in reality they are working for the CEO that nominated them. Until there is Proxy Access allowing shareholders to reassert their true rights to elect directors who serve shareholders, this agency problem will continue to exist;
2. As corporations have grown much larger through acquisitions, the amount of pay awarded to the top executives is a relatively small dollar amount relative to revenues or profits or earnings per share, and can therefore be justified as immaterial to the bottom line;
3. Institutional shareholders have been derelict in exercising their power to vote their shares and demand that the boards of directors be held accountable for their actions. Many institutions are index type investors, and therefore pay little attention to proxy issues. Traditional investment advisors, either mutual fund managers or separate account managers, are reluctant to challenge any director or management team out of fear they will be seen as disloyal or out of fear they might not have full access to management. So, everyone plays the game and permits corporate malfeasance, albeit on a small scale in the form of excessive pay and perks that continue unabated.
4. Individual investors have also been derelict in exercising their power to vote. Owning stock requires some effort and sophistication, and individual investors often fail to take the time to familiarize themselves with the issues. Majority voting and proportional voting have increased the importance of participation by individual investors.

**Item 4. Consider a stockholder proposal regarding disclosure of government employment.** We recommend a vote "Against".

We generally prefer to allow the government to handle regulation and disclosure requirements and believe that additional shareholder imposed requirements or constraints will increase operating expenses.

**Item 5. Consider a stockholder proposal regarding advisory vote on executive compensation.** We recommend a vote "For".

See our response regarding Item 3. Express your opinion and hold the board accountable.

**Item 6. Consider a stockholder proposal regarding cumulative voting.** We recommend a vote "For".

To the extent any proposal can increase the likelihood of shareholders being able to elect someone who would actually represent them rather than management, we must support this proposal.

**Item 7. Consider a stockholder proposal regarding special stockholder meetings.** We recommend a vote "For".

This proposal would again increase the ability of shareholders to effect change, and we would therefore support this proposal.

**Item 8. Consider a stockholder proposal regarding independent board chairman.** We recommend a vote "For".

This proposal certainly reflects current thinking in corporate governance. We support this proposal because we believe, over the long term, it will reduce the entrenchment of senior

Item 9. Consider a stockholder proposal regarding predatory credit card lending practices. We recommend a vote “Against”. While we recognize that although some of the loans extended during this credit crisis were the result of predatory lending practices, many were also the result of irresponsible borrowing practices by individuals. While there was clearly a failure in regulatory oversight by the Federal Reserve and state regulators, we believe there will be forthcoming legislation and/or regulation to rein in these practices. Item 10. Consider a stockholder proposal regarding the adoption of principles for health care reform. We recommend a vote “Against”. Healthcare is clearly an issue facing our country and all employers. We are not expert in this area. We believe that the competitive marketplace for employees, will force corporations to adopt health plans and medical insurance benefit plan that offer benefits that are comparable with peers to attract the best employees. We believe any shareholder mandated proposal could increase operating expenses. Item 11. Consider a stockholder proposal regarding limits on executive compensation. We recommend a vote “For”. We would generally not support this type of proposal as we tend to believe in the free market when setting levels of compensation. Yet, at many American companies there needs to be a recalibration of executive pay to more properly reflects what these executives are being rewarded for. Most of these executives did not start the company, don’t own many shares THAT THEY PAID FOR, or even put much of their own money into the company. They simply work there. And yet, by virtue of a few acquisitions or some peer group study commissioned by the compensation committee, they are being rewarded with outsized compensation. We say enough. Send a message to the board.

How you should vote This website and our other efforts seek to influence the outcome of the Bank of America 2009 Proxy Vote at the Annual Meeting to be held on April 29, 2009. We hope to educate and convince shareholders to vote their proxy as we suggest here on our website and in our filings with the Securities and Exchange Commission. Our goal is to change the corporate governance structure and culture at the Bank of America so that the board is more focused on protecting and creating shareholder value. Vote for Change Shareholders have suffered a loss of over 80% of the market value of Bank of America common stock over the past year. Many of the problems that Bank of America now faces are self inflicted, resulting from BAD DECISIONS by management and the board of directors to acquire companies: With risky credit and asset exposures At high prices that did not reflect the uncertainty in the acquisition Without sufficient or accurate due diligence In our opinion withholding material information from shareholders These problems were ACQUIRED by Bank of America through poorly structured acquisitions. Shareholders have suffered a PERMANENT DESTRUCTION OF SHAREHOLDER VALUE. HOLD MANAGEMENT AND THE BOARD ACCOUNTABLE! Summary of Our Voting Recommendations We recommend the following votes: VOTE OUT THESE DIRECTORS — “Against” Kenneth Lewis Chairman & Chief Executive Officer see why Temple Sloan, Jr. Lead Director, Chair Compensation Committee, Chair Executive Committee, Member Corporate Governance Committee. see why Jacqueline Ward Director, Chair Asset Quality Committee see why SEPARATE THE CHAIRMAN AND CEO POSITIONS Item 8. Separate the Chairman and Chief Executive Positions – We urge you to vote “FOR” item 8 see why VOTE FOR LIMITS ON EXECUTIVE PAY STOP THE MADNESS! Items 3,5,11. Limits on Executive Compensation – We urge you to vote FOR these items see why See our marked up proxy below: Summary List of Proxy Items (Hot Topics in RED) Links to our positions Link to Proxy

Item 1 – Election of Directors Against 3 of 18 Proxy Item 1 Item 2 – Ratification of Auditor For Proxy Item 2 Item 3 – Advisory vote on Executive Compensation For Proxy Item 3 Item 4 – Disclosure of Government Employment Against Proxy Item 4 Item 5 – Stockholder Proposal on Executive Compensation For Proxy Item 5 Item 6 – Stockholder Proposal on Cumulative Voting For Proxy Item 6 Item 7 – Stockholder Proposal re Special Meetings For Proxy Item 7 Item 8 – Separate Chairman & CEO Positions For Proxy Item 8 Item 9 – Stockholder Proposal on Predatory Lending Against Proxy Item 9 Item 10 – Stockholder Proposal on Health Care Against Proxy Item 10 Item 11 – Stockholder Proposal on Executive Compensation For Proxy Item 11

The Nominees Set forth below are each nominee’s name, principal occupation and five year business history. The Board recommends a vote “FOR” all of the nominees listed below for election as directors (Item 1 on the proxy card). WILLIAM BARNET, III (66), Chairman, President and Chief Executive Officer, The Barnet Company, Spartanburg, South Carolina, a real estate and other investments firm. He has been in his present position since 2001 and has been President of Barnet Development Corporation, a real estate investment firm, since 1990. He has also served as Chairman of William Barnet & Son, LLC, a synthetic fiber processing company, from 2001 to 2006, and served as Chief Executive Officer from 2000 to 2001. He served as President and Chief Executive Officer of William Barnet & Son, Inc. from 1976 to 2000. He has been the Mayor of Spartanburg, South Carolina since 2002. He has been a director of the Corporation since April 2004 and is a member of the Audit Committee. He also serves as a director of Duke Energy Corporation. You decide FRANK P. BRAMBLE, SR. (60), Former Executive Officer, MBNA Corporation, Wilmington, Delaware. He served as an advisor to the Executive Committee of MBNA Corporation, a financial services company, from April 2005 to December 2005 when it was acquired by the Corporation. Prior to that time, he had served as Vice Chairman of MBNA from July 2002 to April 2005. He also served as a director of Allfirst Financial, Inc. and Allfirst Bank from April 1994 to May 2002, and from December 1999 to May 2002 as Chairman of the Board. He has been a director of the Corporation since January 2006 and is a member of the Asset Quality Committee. You decide VIRGIS W. COLBERT (69), Senior Advisor, MillerCoors Company, Milwaukee, Wisconsin, a brewing company. He served as Miller Brewing Company’s Executive Vice President of Worldwide Operations from 1997 to 2005; Senior Vice President and Vice President of Operations from 1993 to 1997; and also held other key leadership positions at Miller Brewing Company since 1979. He is Chairman Emeritus of the Thurgood Marshall College Fund and former Chairman of the Board of Trustees of Fisk University. He has been a director of the Corporation since January 2009 and is a member of the Asset Quality Committee. He also serves as a director of Lorillard, Inc., The Manitowoc Company, Inc., Sara Lee Corporation and The Stanley Works. You decide JOHN T. COLLINS (62), Chief Executive Officer, The Collins Group, Inc., Boston, Massachusetts, a venture capital, private equity investments and management firm. He has been in his present position since 1995. He has been a director of the Corporation since April 2004 and is a member of the Audit Committee. You decide GARY L. COUNTRYMAN (69), Chairman Emeritus and Director, Liberty Mutual Group, Boston, Massachusetts, an international and property and casualty insurance company. He served as Chairman of Liberty Mutual Group from 1986 to 2000. He also served as Chief Executive Officer from 1986 to 1998. He has been a director of the Corporation since April 2004 and is a member of the Compensation and Benefits, Corporate Governance and Executive Committees. He also serves as trustee of NSTAR and a director of CBS Corporation. You decide TOMMY R. FRANKS (63), Retired General, United States Army, Roosevelt, Oklahoma. General Franks has operated Franks & Associates, LLC, a private consulting firm, since 2003. He served in the United States Army from 1965 to 2003. In August 2003, he retired as a four star general. He has been a director of the Corporation since January 2006 and is a member of the Audit Committee. You decide

CHARLES K. GIFFORD (66), Former Chairman, Bank of America Corporation, Charlotte, North Carolina. He served as Chairman of the Corporation from April 2004 until January 2005. Prior to that time, he had served as Chairman and Chief Executive Officer of FleetBoston since 2002. He also served as President and Chief Executive Officer of FleetBoston from 2001 to 2002 and President and Chief Operating Officer from 1999 to 2001. He has been a director of the Corporation since April 2004 and is a member of the Asset Quality and Executive Committees. He also serves as a trustee of NSTAR and a director CBS Corporation. You decide KENNETH D. LEWIS (61), Chairman, Chief Executive Officer and President, Bank of America Corporation, Charlotte, North Carolina. He has served as Chief Executive Officer since April 2001, President since July 2004 and Chairman since February 2005. He previously served as Chairman from April 2001 to April 2004 and President from January 1999 to April 2004. He also served as Chief Operating Officer from October 1999 to April 2001. He also serves as Chairman, Chief Executive Officer, President and a director of Bank of America, N.A. and as Chairman and a director of Merrill Lynch and Co., Inc. He has been a director of the Corporation since 1999 and is a member of the Executive Committee. BACproxyVote.com Says AGAINST MONICA C. LOZANO (52), Publisher and Chief Executive Officer, La Opinion, Los Angeles, California, the largest Spanish-language newspaper in the United States. She has been in her present position since January 2004. In addition, she has served as Senior Vice President of ImpreMedia, LLC, the parent of La Opinion, since January 2004. From 2000 to 2004, Ms. Lozano served as President and Chief Operating Officer of Lozano Enterprises. She also served as a member of the Board of Regents of the University of California since December 2001 and as trustee of the University of Southern California since 1991. She has been a director of the Corporation since April 2006 and is a member of the Asset Quality Committee. She also serves as a director of The Walt Disney Company. You decide WALTER E. MASSEY (70), President Emeritus, Morehouse College, Atlanta, Georgia. He served as President of Morehouse College from August 1995 to June 2007. He has been a director of the Corporation since 1998 and is a member of the Audit Committee. He also serves as a director of McDonald’s Corporation. You decide THOMAS J. MAY (61), Chairman, President and Chief Executive Officer, NSTAR, Boston, Massachusetts, an energy utility company. He has served as President of NSTAR and its subsidiaries since 2002 and as Chairman, Chief Executive Officer and Trustee since 1999. He has been a director of the Corporation since April 2004 and is chairman of the Audit Committee. You decide PATRICIA E. MITCHELL (66), President and Chief Executive Officer, The Paley Center for Media, New York, New York, a non-profit organization dedicated to advancing the understanding of the media. She has served in her present position since March 2006. Prior to that time, she had served as President and Chief Executive Officer of Public Broadcasting Service, a private non-profit media enterprise, from March 2000 to March 2006. She also has served as President of CNN Productions and Time Inc. Television, a division of Time Warner, Inc. She has been a director of the Corporation since 2001 and is a member of the Compensation and Benefits and Corporate Governance Committees. She also serves as a director of SunMicro Systems Incorporated. You decide

JOSEPH W. PRUEHER (66), Retired Admiral, United States Navy, Virginia Beach, Virginia. Admiral Prueher has served as a Consulting Professor at the Stanford University Center for International Security and Cooperation since 2001 and as a Senior Advisor at the Preventive Defense Project since 2001. He served as United States Ambassador to the People’s Republic of China from 1999 to 2001. He also served in the United States Navy from 1964 to 1999 and last served as Commander-in-Chief of the U.S. Pacific Command. He has been a director of the Corporation since January 2009 and is a member of the Audit Committee. He also serves as a director of DynCorp International, Emerson Electric Co., Fluor Corporation and New York Life Insurance Company. You decide CHARLES O. ROSSOTTI (68), Senior Advisor, The Carlyle Group, Washington D.C., a private global investment firm. He has served in his present position since 2003. From 1997 to 2002, he served as Commissioner of Internal Revenue of the Internal Revenue Service. In 1970, he co-founded American Management Systems, Inc., an international business and information technology consulting firm, and served at various times as President, Chief Executive Officer and Chairman of the Board until 1997. He has been a director of the Corporation since January 2009 and is a member of the Compensation and Benefits and Corporate Governance Committees. He also serves as a director of The AES Corporation. You decide THOMAS M. RYAN (56), Chairman, President and Chief Executive Officer, CVS/Caremark Corporation, Woonsocket, Rhode Island, an integrated provider of pharmacy and related healthcare services. He has served as President and Chief Executive Officer since May 1998 and as Chairman since April 1999. He has been a director of the Corporation since April 2004 and is chairman of the Corporate Governance Committee and a member of the Compensation and Benefits Committee. He also serves as a director of Yum! Brands, Inc. You decide O. TEMPLE SLOAN, JR. (70), Chairman, General Parts International, Inc., Raleigh, North Carolina, a distributor of automotive replacement parts. He has served in his present position since 1961. From 1961 to 2008, he also served as Chief Executive Officer. He has been a director of the Corporation since 1996. He is the Corporation’s independent Lead Director and is chairman of the Compensation and Benefits and Executive Committees and a member of the Corporate Governance Committee. He also serves as Chairman of the Board of Highwoods Properties, Inc. and as a director of Lowe’s Companies, Inc. BACproxyVote.com Says AGAINST ROBERT L. TILLMAN (65), Former Chairman and CEO Emeritus, Lowe’s Companies, Inc., Mooresville, North Carolina, a home improvement retailer. He served as Chairman and Chief Executive Officer of Lowe’s Companies, Inc. from January 1998 until January 2005. He has been a director of the Corporation since April 2005 and is a member of the Asset Quality and Executive Committees. You decide JACKIE M. WARD (70), Retired Chairman/CEO, Computer Generation, Inc., Atlanta, Georgia, a telecommunications software company. She served as Chairman of Computer Generation Inc., from May 2000 to December 2000 and as Chairman, President and Chief Executive Officer from October 1968 to May 2000. She has been a director of the Corporation since 1994 and is chairman of the Asset Quality Committee. She also serves as a director of Flowers Foods, Inc., Sanmina-SCI Corporation, SYSCO Corporation and Wellpoint, Inc. BACproxyVote.com Says AGAINST

ITEM 2: RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2009 BACproxyVote.com says FOR The Audit Committee has selected PwC as the independent registered public accounting firm to audit the books of the Corporation and its subsidiaries for the year ending December 31, 2009, to report on the consolidated balance sheet and related consolidated statement of income, and to perform such other appropriate accounting services as may be required. The Board recommends that the stockholders vote in favor of ratifying the selection of PwC for the purposes set forth above. If the stockholders do not ratify the selection of PwC, the Audit Committee will consider a change in auditors for the next year. PwC has advised the Audit Committee that they are independent accountants with respect to the Corporation, within the meaning of standards established by the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board, the Independence Standards Board and federal securities laws administered by the SEC. Representatives of PwC will be present at the Annual Meeting. They will have the opportunity to make a statement if they so desire, and they will be available to respond to appropriate questions. Fees to Independent Registered Public Accounting Firm for 2008 and 2007 The following is a summary of the fees billed to us by PwC for professional services rendered for 2008 and 2007: 2008 2007 (in millions) Audit Fees $ 55.8 $ 39.3 Audit-Related Fees $ 6.5 $ 6.1 Tax Fees $ 20.9 $ 16.1 All Other Fees $ 0.2 $ 0.1 Total Fees $ 83.4 $ 61.6 Audit Fees. Audit fees consist of fees billed by PwC related to the audit of our consolidated financial statements, the audit of statutory and subsidiary financial statements, certain agreed upon procedures and other attestation reports, the issuance of comfort letters and SEC consents. Audit-Related Fees. Audit-related fees consist of fees billed by PwC for other audit and attest services, financial accounting, reporting and compliance matters, risk and control reviews and transaction and due diligence services. Tax Fees. Tax fees consist of fees billed by PwC for tax compliance, advisory and planning services. All Other Fees. All other fees principally consists of financial advisory fees billed by PwC for international human resource advisory work. Pre-approval Policies and Procedures Under the Audit Committee’s pre-approval policies and procedures, the Audit Committee is required to pre-approve the audit and non-audit services performed by our independent registered public accounting firm. On an annual basis, the Audit Committee pre-approves a list of services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. The list of pre-approved services is divided into four categories: audit services; audit-related services; tax services; and all other services. In addition, the Audit Committee sets pre-approved fee levels for each of these listed services. Any type of service that is not included on the list of pre-approved services must be specifically approved by the Audit Committee or its designee. Any proposed service that is included on the list of pre-approved services but will cause the pre-approved fee level to be exceeded will also require specific pre-approval by the Audit Committee or its designee. The Audit Committee has delegated pre-approval authority to the Audit Committee chairman and any pre-approved actions by the Audit Committee chairman as designee are reported to the Audit Committee for approval at its next scheduled meeting. All of the fees paid to PwC in 2008 were pre-approved by the Audit Committee. The Board recommends a vote “FOR” ratification of the independent registered public accounting firm for 2009 (Item 2 on the proxy card).

ITEM 3. ADVISORY (NON-BINDING) VOTE APPROVING EXECUTIVE COMPENSATION BACproxyVote.com says FOR As discussed in the Compensation Discussion and Analysis beginning on page 21 of this proxy statement, the Board believes that our current executive compensation program directly links executive compensation to our performance and aligns the interests of our executive officers with those of our stockholders. For example: Although the Corporation was profitable for 2008, our executive officers received no year-end cash or equity incentive compensation for 2008 as discussed in the Compensation Discussion and Analysis. We do not have any employment, severance or change in control agreements with any of our executive officers. We have a policy that prohibits future employment or severance agreements with executive officers that provide benefits exceeding two times base salary and bonus unless approved by our stockholders. We encourage long-term stock ownership by our executive officers with award features such as no vesting on restricted stock and stock option awards until the third anniversary of the grant and an additional three year hold requirement on net proceeds after stock option exercises. We have stringent stock ownership requirements under which our Chief Executive Officer must hold at least 500,000 shares of our common stock and our other executive officers must hold at least 150,000 shares for the length of their tenure at the Corporation. Our executive officers do not earn any additional retirement income under any supplemental executive retirement plan. We have a recoupment policy under which the Board can require reimbursement of any incentive compensation paid to an executive officer whose fraud or intentional misconduct caused the company to restate its financial statements. The American Recovery and Reinvestment Act of 2009 (the “Act”) was enacted on February 17, 2009. The Act requires that any proxy statement for an annual meeting of the stockholders of any TARP recipient during the period in which any obligation arising from financial assistance provided under the TARP remains outstanding shall permit a separate stockholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (the “Commission”) (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material). Accordingly, the Corporation presents the following advisory proposal for stockholder approval: “Resolved, that the stockholders approve the compensation of executive officers, as disclosed pursuant to the compensation disclosure rules of the Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material) .” The above referenced disclosures appear at pages 21 to 42 of this proxy statement. Under the Act, your vote is advisory and is not binding on the Board. However, the Compensation and Benefits Committee of the Board will take into account the outcome of the vote when considering future executive compensation decisions. For the reasons above, the Board believes the compensation of our executive officers is appropriate and recommends a vote “FOR” approval of this resolution (Item 3 on the proxy card). ITEMS 4 THROUGH 11: STOCKHOLDER PROPOSALS We received the stockholder proposals set forth below in Items 4 through 11. The Board disclaims any responsibility for the content of each of the proposals and the statements in support of the proposals, which are presented in the form received from the stockholder. For the reasons set forth after each of these proposals, the Board recommends a vote “AGAINST” Items 4 through 11.

BACproxyVote.com Says AGAINST ITEM 4: STOCKHOLDER PROPOSAL REGARDING DISCLOSURE OF GOVERNMENT EMPLOYMENT The Corporation has received the following stockholder proposal from Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Ave., N.W., Suite 215, Washington, D.C. 20037. According to information provided to the Corporation by Ms. Davis, Ms. Davis owned 1,720 shares of our Common Stock as of the date the proposal was submitted to the Corporation. RESOLVED: “That the stockholders of Bank of America assembled in Annual Meeting in person and by proxy hereby request the Board of Directors to have the Company furnish the stockholders each year with a list of people employed by the Corporation with the rank of Vice President or above, or as a consultant, or as a lobbyist, or as legal counsel or investment banker or director, who, in the previous five years have served in any governmental capacity, whether Federal, City or State, or as a staff member of any CONGRESSIONAL COMMITTEE or regulatory agency, and to disclose to the stockholders whether such person was engaged in any matter which had a bearing on the business of the Corporation and/or its subsidiaries, provided that information directly affecting the competitive position of the Corporation may be omitted.” Stockholder’s Statement Supporting Item 4: REASONS: “Full disclosure on these matters is essential at Bank of America because of its many dealing with Federal and State agencies, and because of pending issues forthcoming in Congress and/or State and Regulatory Agencies.” The recent acquisition of Countrywide Financial make these disclosures especially important!!! “If you AGREE, please mark your proxy FOR this resolution.” The Board recommends a vote “AGAINST” Item 4 for the following reasons: The Board of Directors has considered this proposal and believes its adoption is unnecessary because the laws and regulations regarding the conduct of current and former government employees in their relationships with governmental agencies, and the disclosure required by such laws and regulations, provide sufficient safeguards against impropriety. The disclosures sought by the proposal would duplicate much of the information required by law to be made publicly available, providing little additional value to our stockholders. The Corporation has over 11,000 associates with the title of Senior Vice President or above. The proposal would therefore also require the Corporation to undertake inquiries into the backgrounds of a large number of people. Not only would the Corporation be required to research the employment histories of a portion of its employee population, but it would also be required to conduct inquiries into the backgrounds of the massive number of individuals retained by the Corporation for professional services, such as attorneys, lobbyists, investment bankers and consultants. Such professional service providers are governed by conflict of interest and professional conduct rules and may also have only a tangential relationship to the Corporation. For the foregoing reasons, the Board recommends a vote against the proposal. ITEM 5: STOCKHOLDER PROPOSAL REGARDING ADVISORY VOTE ON EXECUTIVE COMPENSATION The Corporation has received the following stockholder proposal from Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021. According to information provided to the Corporation by Mr. Steiner, Mr. Steiner owned 1,076 shares of our Common Stock as of the date the proposal was submitted to the Corporation. 5 — Shareholder Say on Executive Pay RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement’s Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

ITEM 4: STOCKHOLDER PROPOSAL REGARDING DISCLOSURE OF GOVERNMENT EMPLOYMENT The Corporation has received the following stockholder proposal from Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Ave., N.W., Suite 215, Washington, D.C. 20037. According to information provided to the Corporation by Ms. Davis, Ms. Davis owned 1,720 shares of our Common Stock as of the date the proposal was submitted to the Corporation. RESOLVED: “That the stockholders of Bank of America assembled in Annual Meeting in person and by proxy hereby request the Board of Directors to have the Company furnish the stockholders each year with a list of people employed by the Corporation with the rank of Vice President or above, or as a consultant, or as a lobbyist, or as legal counsel or investment banker or director, who, in the previous five years have served in any governmental capacity, whether Federal, City or State, or as a staff member of any CONGRESSIONAL COMMITTEE or regulatory agency, and to disclose to the stockholders whether such person was engaged in any matter which had a bearing on the business of the Corporation and/or its subsidiaries, provided that information directly affecting the competitive position of the Corporation may be omitted.” Stockholder’s Statement Supporting Item 4: REASONS: “Full disclosure on these matters is essential at Bank of America because of its many dealing with Federal and State agencies, and because of pending issues forthcoming in Congress and/or State and Regulatory Agencies.” The recent acquisition of Countrywide Financial make these disclosures especially important!!! “If you AGREE, please mark your proxy FOR this resolution.” The Board recommends a vote “AGAINST” Item 4 for the following reasons: The Board of Directors has considered this proposal and believes its adoption is unnecessary because the laws and regulations regarding the conduct of current and former government employees in their relationships with governmental agencies, and the disclosure required by such laws and regulations, provide sufficient safeguards against impropriety. The disclosures sought by the proposal would duplicate much of the information required by law to be made publicly available, providing little additional value to our stockholders. The Corporation has over 11,000 associates with the title of Senior Vice President or above. The proposal would therefore also require the Corporation to undertake inquiries into the backgrounds of a large number of people. Not only would the Corporation be required to research the employment histories of a portion of its employee population, but it would also be required to conduct inquiries into the backgrounds of the massive number of individuals retained by the Corporation for professional services, such as attorneys, lobbyists, investment bankers and consultants. Such professional service providers are governed by conflict of interest and professional conduct rules and may also have only a tangential relationship to the Corporation. For the foregoing reasons, the Board recommends a vote against the proposal. ITEM 5: STOCKHOLDER PROPOSAL REGARDING ADVISORY VOTE ON EXECUTIVE COMPENSATION BACproxyVote.com Says FOR The Corporation has received the following stockholder proposal from Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021. According to information provided to the Corporation by Mr. Steiner, Mr. Steiner owned 1,076 shares of our Common Stock as of the date the proposal was submitted to the Corporation. 5 — Shareholder Say on Executive Pay RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement’s Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

Stockholder’s Statement Supporting Item 5: Statement of Kenneth Steiner Investors are increasingly concerned about mushrooming executive pay especially when it is insufficiently linked to performance. In 2008, shareholders filed close to 100 “Say on Pay” resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform. To date eight companies have agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster, and Tech Data. TIAA-CREF, the country’s largest pension fund, has successfully utilized the Advisory Vote twice. RiskMetrics Group, an influential proxy voting service, recommends votes in favor, noting: “An advisory vote on executive compensation is another step forward in enhancing board accountability.” “There should be no doubt that executive compensation lies at the root of the current financial crisis,” wrote Paul Hodgson, a senior research associate with research firm The Corporate Library. “There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels.” Shareholders at Wachovia and Merrill Lynch did not support 2008 “Say on Pay” ballot proposals. Now these shareholders don’t have much of a say on anything. The Corporate Library www.thecorporatelibrary.com, a n independent investment research firm, rated our company “Very High Concern” in executive pay. Our CEO Kenneth Lewis had $24 million in executive pay. Mr. Lewis also gained $77 million by exercising options in 2006 according to The Corporate Library. Meanwhile our “oversight” Board of Directors for Mr. Lewis is composed of five directors who are designated as “Problem Directors” by The Corporate Library. This was due to their involvement with the FleetBoston board, which approved a major round of executive rewards even as FleetBoston was being investigated by regulators for multiple instances of improper activity: Thomas Ryan William Barnet John Collins Gary Countryman Charles Gifford Plus three of our directors were designated as “Accelerated Vesting” directors by The Corporate Library. This was due to their speeding up the vesting of stock options in order to avoid recognizing the related cost: Patricia E. Mitchell Charles K. Gifford Jacquelyn M. Ward I urge our board to allow shareholders to express their opinion about senior executive compensation through an Advisory Vote: Shareholder Say on Executive Pay- Yes on 5 The Board recommends a vote “AGAINST” Item 5 for the following reasons: The American Recovery and Reinvestment Act of 2009 (the “Act”), which amends the Emergency Economic Stabilization Act, was enacted on February 17, 2009. The Act requires that any proxy statement for an annual meeting of the stockholders of any Troubled Asset Relief Program (“TARP”) recipient during the period in which any obligation arising from financial assistance provided under the TARP remains outstanding shall permit a separate stockholder vote to approve the compensation of executive officers, as disclosed pursuant to the compensation disclosure rules of the Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material). Accordingly, the Corporation has included a stockholder vote on executive compensation as Item 3 in this proxy statement. Because Item 3 provides a current opportunity for stockholders to vote on the compensation of executive officers presented herein, the Corporation believes that the proposal is unnecessary. For these reasons, the Board opposes the advisory vote requested in the proposal.

ITEM 6: STOCKHOLDER PROPOSAL REGARDING CUMULATIVE VOTING BACproxyVote.com says FOR The Corporation has received the following stockholder proposal from Nick Rossi, P.O. Box 249, Boonville, California 95415. According to information provided to the Corporation by Mr. Rossi, Mr. Rossi owned 1,400 shares of our Common Stock as of the date the proposal was submitted to the Corporation. 6 — Cumulative Voting RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others. Stockholder’s Statement Supporting Item 6: Statement of Nick Rossi Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommended a yes-vote for proposals on this topic. Cumulative voting allows a significant group of shareholders to elect a director of its choice — safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company. The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company’s corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified: • The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm rated our company: “High Concern” in CEO Pay — $24 million. “High Governance Risk Assessment.” • We did not have an Independent Chairman — Independence concern. • We had no shareholder right to act by written consent. • We had 16 directors — Unwieldy board concern and potential CEO dominance. • Two directors had potentially compromising non-director links to our company — Independence concern: Frank Bramble Charles Gifford

Additionally: • Our directors served on eight boards rated “D” by the Corporate Library in addition to our D-rated board: Charles Gifford CBS Corporation (CBS) Chairman of the CBS Nomination Committee Thomas Ryan Yum! Brands (YUM) On the Yum! Brands executive pay and nomination committees Thomas Ryan CVS Caremark Corporation (CVS) Served as CVS CEO and Chairman Walter Massey McDonald’s (MCD) Jacquelyn Ward Sanmina-SCI Corporation (SANM) Jacquelyn Ward WellPoint (WLP) Monica Lozano Walt Disney (DIS) Tommy Franks CEC Entertainment (CEC) • Six directors were designated as “Problem Directors” due to their involvement with the FleetBoston board, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity. • Three members of our audit committee were “Problem Directors:” William Barnet John Collins Thomas May The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Cumulative Voting Yes on 6 The Board recommends a vote “AGAINST” Item 6 for the following reasons: The Board of Directors has considered this proposal and believes its adoption is unnecessary and not in the best interests of the Corporation or its stockholders. Cumulative voting allows a stockholder to multiply the number of common shares owned times the number of directors standing for election and to vote that total for a single director. The Board has already adopted measures designed to provide stockholders with a meaningful voice in the election of directors, which include: • the implementation of a majority vote standard in director elections (with a carve-out for plurality voting in situations where there are more nominees than seats), together with a director resignation policy; • annual election of all directors; and • procedures for stockholders to recommend director candidates for consideration by the Corporate Governance Committee. See page 10 under “Identifying and Evaluating Nominees for Director” for a discussion of these procedures. In addition, 16 of our 18 director nominees and the entire Corporate Governance Committee, which oversees the director nomination process, are composed of independent directors. The Board is concerned that cumulative voting may raise difficult issues given the Corporation’s majority voting standard for director elections. Although the rules governing plurality voting are well understood, cumulative voting at companies that have a majority voting standard in director elections presents complex legal issues. These issues have led the American Bar Association Committee on Corporate Laws to recommend that majority voting in director elections not apply at companies with cumulative voting. The Corporation currently follows corporate governance best practices by applying a majority voting standard in director elections. The Board believes that directors should be elected through a system that fosters an election process that represents the interests of all stockholders, not just those of particular groups. The Corporation’s present system, which does not permit cumulative voting in director elections, provides the best assurance that each director will repre-

sent the interests of all stockholders rather than the interests of a special constituency. By contrast, cumulative voting could favor special interest groups and jeopardize the representation of all stockholders. Cumulative voting would make it possible for a special interest group to elect one or more directors beholden to that group's narrow interests. This, in turn, would make it possible for a small minority of stockholders to influence the composition of the Board despite their minimal ownership interest in the Corporation. Cumulative voting could also result in factionalism and discord within the Board, which would undermine its ability to work effectively on behalf of the common interests of all stockholders.

The Board believes that cumulative voting may interfere with the goal of developing and maintaining a Board comprised of individuals with a diverse range of knowledge, experience and expertise. Our company is one of the world's largest financial institutions, serving clients in approximately 150 countries and offering a full range of banking, investment, cash management, financing, wealth management, and other financial services and products. Representation of a wide range of skills and experience is critical on a board that oversees an organization of our scope and size. The Corporate Governance Committee works diligently to identify director nominees who will bring the necessary skills and experience to the Board. Cumulative voting would allow for the accumulation of votes behind nominees who may lack the appropriate qualifications for Board service.

Finally, the adoption of cumulative voting would be inconsistent with practice at most other public companies. Among companies in the S&P 500, only 7% of companies had cumulative voting as of January 2009, according to SharkRepellent.net, a corporate governance research provider.

For the foregoing reasons, the Board recommends a vote against the proposal.

**ITEM 7: STOCKHOLDER PROPOSAL REGARDING SPECIAL STOCKHOLDER MEETINGS** BACproxyVote.com says **FOR**

The Corporation has received the following stockholder proposal from Ray Chevedden, 5965 S. Citrus Avenue, Los Angeles, California 90043. According to information provided to the Corporation by Mr. Chevedden, Mr. Chevedden owned 200 shares of our Common Stock as of the date the proposal was submitted to the Corporation.

**7 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

**Stockholder's Statement Supporting Item 7:**

**Statement of Ray T. Chevedden**

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

| | | |
|---|---|---|
| Entergy (ETR) | 55% | Emil Rossi (Sponsor) |
| International Business Machines (IBM) | 56% | Emil Rossi |
| Kimberly-Clark (KMB) | 61% | Chris Rossi |
| CSX Corp. (CSX) | 63% | Children's Investment Fund |
| Occidental Petroleum (OXY) | 66% | Emil Rossi |
| FirstEnergy Corp. (FE) | 67% | Chris Rossi |
| Marathon Oil (MRO) | 69% | Nick Rossi |

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Please encourage our board to respond positively to this proposal: Special Shareowner Meetings — Yes on 7 The Board recommends a vote “AGAINST” Item 7 for the following reasons: The Board has considered this proposal and believes its adoption is unnecessary because the Corporation’s stockholders already have the ability to call a special meeting. The Corporation amended its Bylaws in January 2007 to allow holders of 25% of the Corporation’s outstanding common stock to call a special meeting. Less than half of companies in the S&P 500 give their stockholders the ability to call special meetings. The only circumstances in which a special meeting requested by 25% of the Corporation’s stockholders would not occur is if the Board determines in good faith that the specific business the stockholder seeks to address at the special meeting is scheduled to be addressed, or has recently been addressed, at another stockholder meeting or the subject matter or manner of request violates or is not appropriate under applicable law. Specifically, under Article III, Section 2(b)(2) of the Bylaws, the Secretary would not be required to call a special meeting where: (1) the Board calls an annual or special meeting to be held no later than 60 days after receipt of the stockholder’s special meeting request and the business to be addressed at the meeting includes the business specified in the request; (2) the special meeting request is received by the Corporation during the period commencing 75 days prior to the anniversary date of the last annual meeting and ending on the date of the next annual meeting; or (3) an identical or substantially similar item was presented at any meeting of the stockholders of the Corporation held within 120 days prior to the special meeting request. The rationale for these provisions is to prevent the unnecessary expenditure of corporate resources that would result from holding duplicative stockholder meetings to address matters that previously were, or are scheduled to be, addressed in close proximity to another meeting. Given the large size of the Corporation and the number of its stockholders, convening a meeting of stockholders is a significant undertaking that requires a substantial commitment of time and resources from the Corporation. The Board believes that the Corporation’s existing special meeting bylaw represents an appropriate balance between the ability of stockholders to call a special meeting and the interests of the Corporation and its stockholders in promoting the appropriate use of the Corporation’s resources. Further, the Corporation and the Board are always open to communication with its significant stockholders. In addition, the second sentence of the proposal could be read as requiring members of the Board to own 10% of the Corporation’s common stock in order for the Board to be entitled to call a special meeting. To the extent the proposal purports to limit the power of the Board under Delaware law to call special meetings, it would violate Delaware law if implemented. For the foregoing reasons, the Board recommends a vote against the proposal. ITEM 8: STOCKHOLDER PROPOSAL REGARDING INDEPENDENT BOARD CHAIRMAN BACproxyVote.com says FOR The Corporation has received the following stockholder proposal from the SEIU Master Trust, 1 Dupont Circle, N.W., Suite 900, Washington, D.C. 20036. According to information provided to the Corporation by the SEIU Master Trust, the SEIU Master Trust owned 44,500 shares of our Common Stock as of the date the proposal was submitted to the Corporation. Independent Chairman RESOLVED: Pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of Bank of America Corporation (“Bank of America”) hereby amend the bylaws to add the following text to the end of Article VI, Section 7: “The Chairman of the Board shall be a director who is independent from the Corporation. For purposes of this Bylaw, “independent” has the meaning set forth in the New York Stock Exchange (“NYSE”) listing standards, unless the Corporation’s common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange’s definition of independence shall apply. If the Board of Directors determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This Bylaw shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Bylaw was adopted.” Stockholder’s Statement Supporting Item 8: Bank of America’s CEO Kenneth Lewis currently serves as Chairman of the Board. Yet, the tasks of CEO and chairman are very different and often conflict, and combining the roles inherently leads some companies to focus aggressively on the short-term. Developing objective oversight of management is crucial to Bank of America’s long-term, sustainable growth prospects because: CEOs, particularly in the financial sector, are encouraged to be risk-takers, and an independent chairman serves as a practical check on the overall risk appetite of the CEO. And 82% of CFOs support separating the Chairman and CEO roles, according to a Grant Thornton national survey (3/08). Directors face more difficulty in ousting a poor-performing CEO when that executive is also the Chairman; and the Company is doubly impacted-usually during a time of crisis-since it loses its chairman and top manager simultaneously. Independent board leadership helps address the irrational incentives that allow financial industry executives to take on excessive short term-risk in order to boost personal compensation. CEO Lewis received $24.8 million in compensation in 2007, almost four times his median peer group (RMG/ISS Proxy Report 4/9/08), when the Board’s Compensation Committee determined that the Company “had significantly missed [our] goals” (2008 Proxy p26) and when Bank of America substantially underperformed the S&P and its GICS peers for the one-, three-, and five-year periods in shareholder returns (ISS 4/9/08). Bank of America is a stalwart institution, impacting the global economy. Yet as investors have so clearly witnessed, sheer size does not protect one from failure. Improved risk management and oversight is critical to the Company’s sustained success, especially in the wake of challenging acquisitions. We therefore urge stockholders to vote FOR this Proposal. The Board recommends a vote “AGAINST” Item 8 for the following reasons: The Board has considered this proposal and believes its adoption is unnecessary and not in the best interests of the Corporation or its stockholders. Our Bylaws and Corporate Governance Guidelines already permit the roles of Chairman and Chief Executive Officer to be filled by different individuals. The Board deliberates and decides, each time it selects a Chief Executive Officer, whether the roles should be combined or separate, based upon our needs at that time. The Board believes that we are currently best served by having Mr. Lewis hold both of these positions. The Board strongly believes that the decision of who should serve in these roles, and whether the roles should be combined, is the responsibility of the Board. The decision should not be dictated by abstract, philosophical considerations that assume all corporations are the same, that are hotly disputed by corporate governance experts and can cause more harm than good. The Board believes that there is already substantial independent oversight of management: We have a Lead Director. As discussed on page 6 of this proxy statement, we have an independent and active Lead Director with clearly defined leadership authority and responsibilities. The Lead Director chairs meetings of the non-management and independent directors, approves board meeting agendas, has the authority to call meetings of the independent directors, serves as a liaison with our Chairman and CEO and provides an important communication link between the other in dependent directors and our stockholders. Our current Lead Director chairs the Executive Committee and the Compensation and Benefits Committee and also sits on the Corporate Governance Committee. In contrast, the Chairman’s responsibilities include presiding at meetings of the Board and at the annual meeting of stockholders. We have a substantial majority of Independent Directors. Sixteen out of the eighteen director nominees are independent as defined by the NYSE listing standards and our Director Independence

Table of Contents Categorical Standards. Only two of our director nominees are deemed not independent, Mr. Lewis and Mr. Gifford. Our key Committees are composed of Independent Directors. The Audit, Compensation and Benefits and Corporate Governance Committees are each composed solely of independent directors. The Asset Quality Committee is composed of a majority of independent directors. The Executive Committee is composed of a majority of independent directors and is chaired by the independent Lead Director. Non-Management and Independent Directors meet regularly. At each regularly scheduled Board meeting, the non-management directors meet in executive session without management directors. Non-management director executive sessions are chaired by the Lead Director. If the group of non-management directors includes any directors who are not independent as defined by the Director Independence Categorical Standards, the independent directors are required to meet in executive session at least annually. The Board’s current structure of combining the positions of Chairman and Chief Executive Officer is consistent with practices at 61% of the S&P 500 companies, according to the publicly available Spencer Stuart US Board Index 2008 (released November 2008) available at spencerstuart.com. U.S. companies have historically followed a model in which the chief executive officer also serves as chairman of the board. This model has succeeded because it makes clear that the chief executive officer and chairman is responsible for managing the corporation’s business, under the oversight and review of its board. This structure also enables the chief executive officer to act as a bridge between management and the board, helping both to act with a common purpose. In summary, the Board opposes this proposal because it eliminates the Board’s ability to exercise its business judgment and select a chairman based on our particular needs at such time and because the Board believes we already receive substantial oversight from our independent directors. For the foregoing reasons, the Board recommends a vote against the proposal. BACproxyVote.com ITEM 9: STOCKHOLDER PROPOSAL REGARDING PREDATORY CREDIT CARD LENDING PRACTICES Says AGAINST The Corporation has received the following stockholder proposal from Domini Social Investments. 536 Broadway, 7th Floor, New York, New York 10012, as co-lead filer, and the Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, Pennsylvania 19014, as co-lead filer. According to information provided to the Corporation by Domini Social Investments, Domini Social Investments owned 455,200 shares of our Common Stock as of the date the proposal was submitted to the Corporation. According to information provided to the Corporation by the Sisters of St. Francis of Philadelphia, the Sisters of St. Francis of Philadelphia owned at least $2,000 worth of our Common Stock as of the date the proposal was submitted to the Corporation. For information on additional co-filers, please contact the Corporation at 980.386.7483. Predatory Credit Card Lending Practices Whereas: Our company is one of the nation’s largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers. Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere. In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times. According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993. The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices. Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with “fee harvesting” cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Table of Contents Based on an October 2008 report by Innovest, 30% of our company’s credit card accounts are classified as sub-prime. Aggressive and questionable marketing to teenagers and college students — often using poor lending criteria — has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006. Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment. Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers. Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company’s credit card marketing, lending and collection practices and the impact these practices have on borrowers. Stockholder’s Statement Supporting Item 9: Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers’ financial health are in the best interest of our company and its clients. The Board recommends a vote “AGAINST’ Item 9 for the following reasons: The Board has considered this proposal and believes that its adoption is unnecessary because the Corporation does not engage in any of the “predatory” practices suggested by the proposal. The proposal falsely implies that the Corporation engages in certain predatory practices. In fact, the Corporation is a responsible corporate citizen. It does not offer “fee harvesting” cards. It does not engage in any aggressive, questionable or unethical marketing or servicing practices, whether involving teenagers, college students or others. Contrary to what the proposal suggests, the Corporation clearly informs its customers of all terms of its credit card products. In addition, the proponent’s concerns over abusive credit card practices, high credit card delinquency rates, “sub-prime borrowing,” “fee harvesting cards” and universal default have been or will be addressed by current banking regulations. For example, on December 18, 2008, a joint rule (the “Final Rule”) was issued by the Office of Thrift Supervision, Federal Reserve Board and National Credit Union Association that relates to the marketing, originating and servicing of credit cards, banning practices that have been cited as unfair to consumers. The Final Rule, which will be applicable to the Corporation and effective July 2010: prohibits a bank from treating a payment on a consumer credit card as late unless the customer has been provided with a reasonable period of time to make a payment requires banks to allocate any amounts paid over the minimum payment, when the credit card account has balances with different annual percentage rates, either (i) first to the highest interest balance or (ii) proportionately to all balances requires banks to disclose the annual percentage rate (APR) that will apply to each category of transactions on the consumer credit card account at account opening and prohibits banks from increasing the interest rate, except in certain specified circumstances prohibits a bank from imposing finance charges on consumer credit card balances based on balances for days in billing cycles that precede the most recent billing cycle as a result of the loss of any time period provided by the bank within which the consumer may repay any portion of the credit extended without incurring a finance charge prohibits banks from charging a consumer credit card account with “security deposits and fees for the issuance or availability of credit that in total constitute a majority of the initial credit limit for the account” during the first year after account opening For the foregoing reasons, the Board recommends a vote against the proposal.

BACproxyVote.com
Says AGAINST

**ITEM 10: STOCKHOLDER PROPOSAL REGARDING ADOPTION OF PRINCIPLES FOR HEALTH CARE REFORM**

The Corporation has received the following stockholder proposal from the AFL-CIO Reserve Fund, 815 Sixteenth Street, N.W., Washington, D.C. 20006. According to information provided to the Corporation by the AFL-CIO, the AFL-CIO owned 2,901 shares of our Common Stock as of the date the proposal was submitted to the Corporation.

RESOLVED: Shareholders of Bank of America Corporation (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

**Stockholder's Supporting Statement Item 10:**

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*Business Week*, July 3, 2007.)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles of health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

We believe that the 47 million Americans without health insurance results in higher costs, causing an adverse effect on shareholder value for our Company, as well as all other U.S. companies which provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduces shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

**The Board recommends a vote "AGAINST" Item 10 for the following reasons:**

While we recognize there is an ongoing national dialogue related to health care, and also recognize the importance of providing comprehensive employee benefits, including health care, to attract and retain associates, the Board has considered the proposal and believes its adoption is unnecessary.

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Table of Contents The Board believes that supplying efficient and effective health care coverage at the company level is an important employee benefit issue best addressed by the Corporation’s management. We are committed to providing our associates and their families with quality, cost-effective health and life management benefits designed to meet their diverse and changing needs. We provide medical, dental and vision coverage with the majority of the cost borne by the Corporation. In addition, we have added Corporation funded health care accounts for associates whose compensation does not exceed certain levels to help offset rising health care costs. We also continue to invest in other life management benefits including child care reimbursement, tuition reimbursement, and paid maternity, paternity and adoption leave. These benefits are highly valued by our associates. In a recent survey, associate satisfaction with our benefits program was above the 90 percentile. Comprehensive health care reform involves complex legislative and public policy issues. The Board believes that such issues are best addressed by elected officials through the governmental process. The Board does not believe thai the Corporation’s adoption of the broad and vague health care principles in the proposal would effectively contribute to the ongoing debate surrounding health care provision and reform. Moreover, it is not in the best interests of the Corporation and our stockholders to be potentially constrained in our ability to provide health care to our associates by adopting the principles of any single organization. We must be able to make appropriate determinations about what health care policies are in the best interests of our associates and their families and to offer innovative health care solutions. For the foregoing reasons, the Board recommends a vote against the proposal. BACproxyVote.com says FOR ITEM 11: STOCKHOLDER PROPOSAL REGARDING LIMITS ON EXECUTIVE COMPENSATION The Corporation has received the following stockholder proposal from the Indiana Laborers Pension Fund (the “ILPF”), P.O. Box 1587, Terre Haute, Indiana 47808. According to information provided to the Corporation by the ILPF, the ILPF owned 38,675 shares of our Common Stock as of the date the proposal was submitted to the Corporation. Resolved: Given that Bank of America Corporation (“Company”) is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program (“TARF”) of the Economic Emergency Stabilization Act of 2008 (“Stabilization Act”) and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation: A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive’s annual salary; A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares; A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded; A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards; A prohibition on accelerated vesting for all unvested equity awards held by senior executives: A limit on all senior executive severance payments to an amount no greater than one times the executive’s annual salary: and A freeze on senior executives’ accrual of retirement benefits under any supplemental executive retirement plan (SERF) maintained by t he Company for the benefit of senior executives. Stockholder’s Supporting Statement Item 11: Supporting Statement: Many Company shareholders are experiencing serious financial losses related to the problems afflicting our nation’s credit markets and economy. The Company’s financial and stock price performance has been challenged by these credit market events and their impact on the nation’s economy. The Company’s participation in the Stabilization Act’s TARP is the result of these broad capital market problems and decisions made by Company senior executives. e £

Table of Contents Generous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by corporate performance levels are major factors undermining investor confidence in the markets and corporate leadership. Establishing renewed investor confidence in the markets and corporate leadership is a critical challenge. Congress enacted executive compensation requirements for those companies participating in the Stabilization Act’s TAKP. Unfortunately, we believe those executive compensation restrictions fail to adequately address the serious shortcomings of many executive compensation plans. This proposal calls for a set of more rigorous executive compensation reforms that we believe will significantly improve the pay-for-performance features of the Company’s plan and help restore investor confidence. Should existing employment agreements with Company senior executives limit the Board’s ability to implement any of these reforms, the Board and its compensation committee is urged to implement the proposed reforms to the greatest extent possible. At this critically important time for the Company and our nation’s economy, the benefits afforded the Company from participation in the TARP justify these more demanding executive compensation reforms. The Board recommends a vote “AGAINST” Item 11 for the following reasons: The Board believes that this proposal is unnecessary and not in the best interest of the Corporation or its stockholders. The proposal purports to seek to “improve the pay-for-performance features of a Company’s plan.” However, the Board believes that our current executive compensation program directly links executive compensation to our performance, as demonstrated by the decision not to award bonuses to our executive officers for 2008 in light of the overall financial performance of the Corporation. This program is under the direction of the Compensation and Benefits Committee, which is composed solely of independent directors and receives advice from an independent executive compensation consultant as described on page 9 of this proxy statement. The Board believes that the Compensation and Benefits Committee is best positioned to consider the numerous factors that should appropriately impact executive compensation decisions, such as our performance, the performance of our competitors and the market for executive talent, and to make compensation decisions that are in the best interest of our stockholders. Our executive compensation program already includes many of the features called for in the proposal or otherwise incentivizes the creation of shareholder value. For example: A substantial portion of the total annual compensation opportunity for our executive officers is variable and awarded based on our performance. The majority of the total annual compensation opportunity is in equity. We encourage long-term stock ownership by our executives with award features such as no vesting on restricted stock and stock option awards until the third anniversary of the grant and an additional three year hold requirement on net proceeds after stock option exercises. Our Corporate Governance Guidelines include stringent stock ownership requirements under which our CEO must hold at least 500,000 shares of our common stock and our other executives must hold at least 150,000 shares for the length of their tenure at the Corporation. We do not have any employment, severance or change in control agreements with executives. We have a policy that prohibits future employment or severance agreements with executives that provide benefits exceeding two times base salary and bonus unless approved by our stockholders. Executive officers do not earn any additional retirement income under any supplemental executive retirement plan. While we already implemented many of the proposal’s principles under our long-standing pay-for-performance philosophy, we are concerned that the proposal imposes rigid, arbitrary and indefinite limits on executive compensation that are applicable whether or not the Compensation and Benefits Committee determines they are in the best interest of our stockholders. The proposal fails to explain why the precise limits in each proposed “reform” are appropriate—for example why bonuses should be capped at one times the executive’s salary or why equity retention levels should be set at 75%. Further, the proposal does not provide a definitive time period during which its requirements would be enforced. While it suggests that its provisions are relevant because the Corporation is participating in TARP, it does not limit its restrictions to this period. Moreover, it does not allow for deviations or exceptions, even where it may be necessary to retain or attract a particularly talented executive.

Table of Contents Further, adoption of the proposal would significantly impair our ability to attract, motivate and retain executives who can contribute to our long-term success and build stockholder value. Limiting executive compensation in one area, let alone seven, would eliminate our flexibility in establishing appropriate compensation levels and our ability to respond to market and industry considerations. We must be able to offer compensation programs that compete with those of comparable companies. This proposal would put us at a disadvantage relative to our competitors who would not be subject to the constraints in the proposal. We recognize that there is an ongoing national dialogue related to executive compensation issues which may result in the adoption of uniform standards on certain of these issues. We do not believe it is in the best interest of our stockholders for the Board to act on any specific proposal related to these issues until the outcome of the national dialogue is known. Once the outcome is known, the Corporation will comply with any applicable requirements. For these reasons, the Board believes that the proposal is imprudent and not in the best interests of our stockholders. PROPOSALS FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS If you would like to have a proposal considered for inclusion in the proxy statement for the 2010 Annual Meeting of Stockholders, you must submit your proposal no later than November 18,2009. If you wish to submit a matter for consideration at the 2010 Annual Meeting of Stockholders (including any stockholder proposal or director gemination) but which will not be included in the proxy statement for such meeting, you must submit your matter no later than the close of business on the 75 day nor earlier than the close of business on the 120 day prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after its anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120 day prior to such annual meeting and not later than the close of business on the later of the 75 day prior to such annual meeting or the 10 day following the day on which we first publicly announce the date of such meeting). Accordingly, if we do not change the date of the 2010 Annual Meeting of Stockholders by more than 30 days before or 70 days after the anniversary date of the 2009 Annual Meeting, any stockholder who wishes to submit a matter for consideration at the 2010 Annual Meeting of Stockholders must submit the matter no earlier than December 30,2009 and no later than February 13, 2010. All matters must comply with the applicable requirements or conditions established by the SEC and Article III, Section 12 of our Bylaws, and be submitted in writing to the attention of the Corporate Secretary at the following address: Bank of America Corporation, Attention: Corporate Secretary, 101 South Tryon Street, NC1-002-29-01, Charlotte, North Carolina 28255.

BAG Proxy Vote WWW.BACPROXYVOTE.COM PROXY VOTE VIEW OUR PROXY CARD 2009 Proxy Items for BAG How you should vote Our Director Recommendations Our Other Recommendations Why Your Vote Matters Proportional Voting Majority vs Plurality Instructions on Proxy Voting Mutual Fund Voting Records Link to Proxy Statements Why your vote matters Many individual shareholders do not vote their proxies because they feel that their vote will not have any impact on the outcome of vote totals. We believe all shareholders should exercise their vote and tell management and the board of directors of ALL companies they own - through their vote — how they feel about their board and management’s performance. There are several reasons why your vote is Important: Proportional Voting Starting in 2006, major brokerage firms began adopting a proportional voting standard for shares that are not voted by the owners. This means that for issues other than the election of directors, shares that are not voted by holders are no longer automatically voted according to the board’s recommendation. Rather, shares not voted by the holder are voted by the brokerage firms IN THE SAME PROPORTION as those shares actually voted by shareholders. This means that those shareholders who DO vote their shares will have a greater impact than just the shares they are voting. Excerpts from articles discussing proportional voting are set forth below. A recent article (2/25/09) in the New York Times noted the following about proportional voting: “The net result of this change is that retail investors who provide voting instructions to their brokers have an opportunity to disproportionately influence the outcome of a proxy vote — with their votes sometimes effectively counting twice as much,” Okapi said in the note. Majority vs. Plurality Vote for Directors In 2006, Bank of America adopted a majority standard for the election of its directors. This is a favorable provision for shareholders, and requires that any director nominee in an uncontested election shall be elected to the board of directors if the votes cast for a director candidate exceed the votes that are cast against that director. This is the more difficult standard for directors nominees to achieve, and makes each individual’s vote that much more important. This standard makes it possible for a candidate standing for election to “lose” if shareholders vote “against” that director. This provision is discussed on Page 2 of the Preliminary Proxy filed by Bank of America on March 2, 2009. Excerpts and Links to Articles About Proportional Voting: In a 2007 article from the Securities and Exchange website, it states: “Proportional voting could be desirable for issuers since brokers could vote uninstructed shares. However, proportional voting would continue to assign votes to uninstructed shares. In addition, proportional voting would increase the influence of shareholders who vote since an actual vote will affect the voting of uninstructed shares.” A recent article (2/25/09) in the New York Times noted the following about proportional voting: “The net result of this change is that retail investors who provide voting instructions to their brokers have an opportunity to disproportionately influence the outcome of a proxy vote — with their votes sometimes effectively counting twice as much,” Okapi said in the note. June 3, 2008 Article from ProxyDemocracy Blog: “Proportional voting greatly amplifies the voting power of individual investors who actually vote. If 20% of retail investors vote, as has been the case in recent years, your vote is worth 5 times as much under proportional voting as it would be otherwise. (This is assuming that turnout is not correlated with holdings among retail investors.) Proportional voting makes it even more important that retail investors cast an informed vote, which is where ProxyDemocracy is trying to help.” New York Times — DealBook Article. February 25. 2009 http://www.bacproxyvote.com/why-vote-matters.html 3/22/2009

2009 Proxy Items for BAG Instructions on Proxy Voting How you should vote Your proxy can be voted in one of two ways. The first is by filing out the proxy card sent to you, and mailing in the proxy card. Alternatively, most proxies can now be voted on the Internet by following the instructions on the proxy card. Our Positions Also, many shareholders have elected to receive their proxies electronically via email. See the proxy voting instructions on pages 1 and 2 of the Bank of America proxy statement. If you have already voted, you may revoke your vote by following the instructions in the proxy statement on Why Your Vote Matters page 2. The address to mail a revocation to the Corporate Secretary of Bank of America is as follows: Proportional Voting Alice Herald Majority vs Plurality Corporate Secretary Bank of America Corporation Bank of America Plaza Instructions on Proxy Voting 101 South Tryon Street, NC1-002-29-01 Charlotte, North Carolina 28255 Mutual Fund Voting Records To request a new Proxy card for voting your shares, you must contact your stock broker. If the stock certificates are held in your name you must contact the company directly. Link to Proxy Statements DO NOT SEND YOUR PROXY CARD TO US. WE ARE NOT SOLICITING YOUR PROXY CARDS. Please note, the cost of this solicitation Is being borne entirely by Finger Interests Number One, Ltd. and Is being done through use of one or more of the following forms of communication: mall, e-mail, website, and/or telephone communication. Finger Interests Number One, Ltd. Is not asking for and will not accept your proxy card. To vote your proxy, please follow the Instructions on your proxy card. We are only advising shareholders regarding how we intend to vote and how we recommend they vote.

BAG Proxy Vote Page 1 of 1 2009 Proxy Items for BAG Mutual Fund Voting Records How you should vote If you want to find out how you mutual fund voted its proxy statements, you can review a report called Form N-PX on the Securities and Exchange Commission Our Director Recommendations (“SEC” website Our Positions Go to: http://idea.sec.gov/idea/searchidea/n-px.htm Type in your mutual fund name and search their voting record. Why Your Vote Matters Proportional Voting Majority vs Plurality Instructions on Proxy Voting Mutual Fund Voting Records Link to Proxy Statements

BAG Proxy Vote Page 1 of 1 HOME ABOUT US PROXY VOTE OURLAWSUIT CONTACTUS WWW.BACPROXYVOTE .comPROXY VOTE View OUR PROXYVOTE 2009 Proxy Items for BAG How you should vote Our Director Recommendations Our Positions Why Your Vote Matters Proportional Voting Link to Proxy Statements Bank of America Proxy Statement The Bank of America proxy statement for 2009 and prior years is available on the Company’s website at http://www.co rDorate-ir.net/seccapsule/seccapsule .asp?m=f&c=71595&fid=6163832&dc= And at the Securities and Exchange Commission website at http://idea.sec.gov/Archives/edQar/data/70858/000119312509042752/dpre14a.htm THE SAMPLE PROXY BALLOT IS ATTACHED AS THE LAST TWO (2) PAGES OF THE PROXY STATEMENT. Majority vs Plurality Instructions on Proxy Voting Mutual Fund Voting Records Link to Proxy Statements http://www.bacproxyvote.com/proxy-statements.html
3/22/2009

BAC Proxy Vote www. bacproxyvote.com Summary of Objectives Summary of Objectives Open Letter to Shareholders We have instituted this Exempt Solicitation campaign with the following objectives: Powerpoint Presentation 1. Highlight the recent governance failures of the management and board of the Company; 2. Bring attention to what we believe are securities law violations committed by the management and board of directors under Section 14 (a) of the Exchange Act of 1934 and Rule 14a-9(a) promulgated thereunder; 3. Mobilize the shareholder base of Bank of America to examine the Company’s situation carefully and critically; 4. Focus the management and board of directors of the Company on their duty to protect and build shareholder value; and 5. Be an agent of change with respect to the corporate governance of Bank of America. Industry Evaluation Criteria for Shareholder Vote We understand that institutional investors, pension funds, index funds and other constituents have various metrics that they utilize when evaluating the governance of a corporation. Many of these criteria include: 1. Independence of Directors 2. Majority Voting 3. Annual Election of Directors 4. Separation of Chairman and Chief Executive Positions 5. Proper Compensation Criteria and Practices 6. Board Attendance Policies 7. Multiple or Overlapping Board of Directors positions 8. Proper Committee Structure and Governance Our Evaluation Criteria for Shareholder Vote We believe all of the above criteria are important. But those criteria are just a starting point, and they do not measure whether a management and board are fulfilling their primary duty to shareholders. They simply measure whether some basic governance structures are in place that might prevent management or board misconduct. Those criteria do not measure where the loyalties of management and the board lie. We believe those who hold the power to vote shares should look beyond simple criteria and look at how a management team and board of directors function with respect to their most important duty - their duty to shareholders. Their duty is to first protect the shareholders through: 1. Proper allocation of capital through dividend policy, share repurchase policies, strategic investments of capital and acquisitions. Has management and the board been good stewards of shareholder’s capital? 2. Proper disclosure of material information to shareholders. Has management and board been honest and straightforward with shareholders? Have they disclosed information that could be material with respect to the investment decisions of shareholders? Have they treated shareholders with respect and as the owners of the Company? 3. Holding Management Accountable for their decisions. While Delaware law will protect management teams and the directors from making bad capital allocation decisions, that does not mean people should not be held accountable. Has the board of directors held its management team accountable for their performance — with respect to capital allocation decisions, with respect to taking undue business risk and exposing the company and its shareholders to significant risk of loss? We would strongly argue that the Management and the Board of Directors of Bank of America has failed with respect to the three questions set forth above, and that the answer to each is NO. Therefore, we would humbly ask that management and the board certainly be graded based on the corporate governance structures that they have implemented to ostensibly protect the shareholders, but we also ask to be graded upon whether those measures alone were effective in

BAC Proxy Vote this case in protecting the interests of shareholders?? Evaluation Materials Set forth below are links to (i) our Open Letter to Shareholders, and (ii) a Powerpoint Presentation which attempts to summarize our position with respect to the performance of this management team and the board of directors, which has overseen and approved the actions of this management team. If you do not have time to review the materials, we will summarize our opinion here: We believe this management team, with the apparent support and consent of the board of directors has pursued a strategy of overpriced and poorly structured acquisitions that have resulted in the permanent destruction of shareholder value. We know that management and the board of directors will defend the strategic value of the acquisitions they have pursued, and they may be correct from a strategic standpoint, but from a return on equity standpoint and a return to shareholder standpoint, they have failed miserably.

SLIDESHOW PRESENTATION TO FELLOW SHAREHOLDERS MARCH 18, 2009 www.BACPROXYVOTE.com

Our Thesis Management has embarked on a program of premium priced and high risk acquisitions, with the consent and support of the board of directors. Misguided Emphasis on size, market share and "footprint" rather than Tangible Book Value, Return on Equity, Earnings Per Share and Protecting Shareholder Value. These actions by management and the board have caused shareholder dilution that will result in the Permanent Destruction of Shareholder Value. Thus, the Board has failed in its primary duty to shareholders to protect and preserve shareholder value. www.BACPROXYVOTE.com 2

Our Goals We are long-term holders of 1.1 MM shares of BAC stock since 1996. We want to improve the Company and its governance. We are focused on Accountability to shareholders. This board collectively failed to function properly as a decision making body that was responsible for protecting the interests of shareholders, first and foremost. We are seeking to change the culture of corporate governance at the Company, so that the board of directors oversees management more firmly and fulfills its duty to shareholders. For the April 29 Annual Meeting, we recommend shareholders: Vote "Against" 3 directors - Ken Lewis, Temple Sloan, Jackie Ward (Item 1) Vote to Separate Chairman & CEO position (Item 8) Vote to Limit Executive Compensation (Items 3, 5, 11) www.BACPROXYVOTE.com 3

The Case for Change Risky and Overpriced Acquisitions Assumption of Massive Credit risk Through Acquisitions We believe Management & Board Concealed Information from Shareholders About Losses at Merrill Lynch prior to December 5th merger vote Possible Violations of Securities Laws regarding disclosure of Material Information related to new TARP Funds and Merrill Q4 losses Prior knowledge regarding significant bonus payments to Merrill executives The above actions have resulted in Permanent Destruction of Shareholder Value www.BACPROXYVOTE.com 4

LaSalle Acquisition Full Price Paid 20.3x LTM Earnings Cash Acquisition - no common equity issued in transaction Over $11 BN of Goodwill created by Transaction Tangible Book Value Dropped by $3.5BN due to goodwill created + lack of common equity issued Tangible Common Equity / Assets fell from 3.5% at 9/30/07 to 2.99% at 12/31/07 Poorly Executed Transaction Assumption of Large Commercial Loan Book Multiple Management Defections / Lost Clients Thus, Dilutive to Shareholders www.BACPROXYVOTE.com 5

Countrywide Acquisition #1 Acquired Unknown Credit Risks to Balance Sheet $ 26.4 BN Pay Option Arm Loans (negative amortization) $2.4 BN Sub Prime Loans $33.4 BN Home Equity + 2nd Lien Loans $15 BN in Level 3 Derivative Assets Acquired - Excluding Mortgage Servicing Rights Total of $97.2 BN in assets listed above EXCEED 2x Tangible Book Value ($46.6BN at 6/30/08) before acquisition Worsening Credit Trends at Acquisition Date Charge offs rose by over 700% for six months ended 6/30/08 as compared to prior year $750 MM Additional Charges in Q4 2008 for asset quality deterioration (after purchase accounting adjustments) www.BACPROXYVOTE.com 6

Countrywide Acquisition #2 Unknown Litigation Risk / Costs Prior to Close 5 States Attorney General Suits Prior to Closing At least 6 Subsequent AG Suits October 2008 Agreement with 11 Attorneys General to modify $8.4Billion in Loans, 400,000 borrowers $220Million Reserved for Settlements to Date Very Negative Impact to Tangible Capital Ratios Tangible Common Equity drops from $46.6BN at 6/30/08 to $24.8BN at 9/30/08 due to $4.1 BN increase in goodwill and $16 BN increase in "other intangibles" (including mtg. serv. rights) Tangible Common Equity ratio drops from 4.62% of total assets at 6/30/08 to 2.6% of total assets at 9/30/08 www.BACPROXYVOTE.com 7

Merrill Lynch Acquisition Inability to do Due Diligence Less than 24 hours of negotiations and Due Diligence If due diligence was attempted, it was inadequate and faulty Offer price per share = 60% premium to prior closing share price in unstable and declining stock markets Pending failure of Lehman Frozen Credit Markets Funding Uncertainty for Broker Dealer Firms Significant Credit Risk Assets Acquired, and yet: Did they have time & expertise to evaluate assets and risks? Did they properly assess their ability to hedge risks assumed? www.BACPROXYVOTE.com 8

Merrill Lynch Acquisition#2 Before factoring in unexpected writedowns, our calculations show this acquisition to be permanently dilutive to shareholders 1.4 Billion new shares issued to MER shareholders Required Pretax Earnings of $9.7 BN to be non-dilutive to Earnings Per Share for Bank of America stockholders MER pretax earnings at "artificial peak" in 2006 = $9.8 BN, including $7.2 BN of non-recurring "Trading Revenues" related to Asset Backed Securities Operations, all of which (and more) has been subsequently written off as losses MER Profits appear highly dependent upon capital markets activity requiring capital at risk, i.e. proprietary trading, securitizations, etc. (volatile, low multiple stream of earnings) Planned $7 + billion of cost savings often result in declining revenues Added cost of retaining best producers www.BACPROXYVOTE.com 9

Merrill Lynch Acquisition#3 True Cost of MER Deal (our calculation): BAC Stock issued to Merrill shareholders $19.4 BN Merrill Preferred Stock Assumed $ 9.7 BN Drop in BAC Stock ($33=>$22 x 5 bn shrs) $55 BN (1 day after announcement of deal) Cost of Retention Bonuses Paid to MER Brokers $ 3.7 BN Cost of New Gov't TARP Money (new pfd stock @ 8%) $20 BN After tax cost of MER 4th Qtr Asset Write Downs / Loss $15.5 BN Disputed Merrill Bonuses - Thain / Cuomo $ 3.6 BN Purchase of Gov't Asset Protection (TARP) $4 BN TARP insured future MER Losses (75% x deductible) $15 BN Total Cost $146 BN True Cost per MER share $104 / share Drop in BAC Market Capitalization Since Deal $145 BN www.BACPROXYVOTE.com 10

Merrill Lynch Acquisition #4 Failure to Disclose Material Information to Shareholders October & November 2008 were two of the worst months in fixed income and credit market history On November 12, Henry Paulson announces TARP will not buy assets, asset prices go into freefall Losses in Merrill portfolio would have been evident well before December 5th, 2008 shareholder vote to approve merger Wall Street Journal article dated 2/5/09 details timing of losses in Merrill Portfolio (see article) Bank of America had a full team of accountants at Merrill's offices reviewing the portfolio marks daily starting in September Ken Lewis claims losses not evident until Dec. 15th. Credit and fixed income markets improved during December BAC & Board do not disclose losses until 1/16/09. 47% of shares trade in the period 12/15/08 to 1/16/09. Creates significant legal exposure to BAC. www.BACPROXYVOTE.com 11

Our Goals Change in Governance Vote "Against" election of Three Directors (Item 1) Ken Lewis - Current Chairman / CEO, architect of Countrywide and Merrill Deals Temple Sloan - Lead Director Jackie Ward - Chair, Asset Quality Committee Separate Chairman and CEO - New Chairman/Lead Director willing to Protect Shareholders and Challenge Management (item 8) Tie Compensation to Long Term Share Performance (Items 3,5,11) Change Culture Greater Focus on Building Shareholder Value Greater Focus on Risk - Reward Analysis in use of Capital Promote Greater Transparency and Disclosure www.BACPROXYVOTE.com 12

Actions to Date Legal Action Filed Class Action Lawsuit regarding Securities Law issues Initial Contacts with Regulatory Agencies Initiating Campaign to Shareholders Legal Counsel on SEC issues Public Relations Firm Media / Website Design Firm Initial Contact with Regulatory Bodies Targeting Proxy Voting Services Communications with Significant Shareholders www.BACPROXYVOTE.com 13

BAG Proxy Vote Page 1 of 1 Risky and Overpriced Acquisitions Risky and Overpriced Acquisitions Credit Risk Assumed Through Acquisitions 1 Risky and Concealed Losses at Merrill %$S£» Lynch 2 LaSalle Securities law Questions, Failure Acquisition . to Disclose Material information 3 countrywide Risky and Overpriced Acquisition: Acquisition #1 f\ Questions Surrounding Merrill 4 countrywide ^=^ Bonuses Acquisition^ LaSalle Acquisition Permanent Destruction of 5 ^ Shareholder Value 6 Acquisition ‘ Countrywide Acquisition 7 Merrill Lynch Acquisition^ • Merrill Lynch Acquisition [ Outline E3 * Slide 1 of 7 J> P Slide Show Download PowerPoint Presentation Here

Risky and Overpriced Acquisitions LaSalle Acquisition Countrywide Acquisition Merrill Lynch Acquisition www.BACPROXYVOTE.com
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LaSalle Acquisition Full Price Paid 20.3x LTM Earnings Cash Acquisition - no common equity issued in transaction Over $11 BN of Goodwill created by Transaction Tangible Book Value Dropped by $3.5BN due to goodwill created + lack of common equity issued Tangible Common Equity / Assets fell from 3.5% at 9/30/07 to 2.99% at 12/31/07 Poorly Executed Transaction Assumption of Large Commercial Loan Book Multiple Management Defections / Lost Clients Thus, Dilutive to Shareholders www.BACPROXYVOTE.com
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Countrywide Acquisition #1 Acquired Unknown Credit Risks to Balance Sheet $ 26.4 BN Pay Option Arm Loans (negative amortization) $2.4 BN Sub Prime Loans $33.4 BN Home Equity + 2nd Lien Loans $15 BN in Level 3 Derivative Assets Acquired - Excluding Mortgage Servicing Rights Total of $97.2 BN in assets listed above EXCEED 2x Tangible Book Value ($46.6BN at 6/30/08) before acquisition Worsening Credit Trends at Acquisition Date Charge offs rose by over 700% for six months ended 6/30/08 as compared to prior year $750 MM Additional Charges in Q4 2008 for asset quality deterioration (after purchase accounting adjustments) www.BACPROXYVOTE.com
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Countrywide Acquisition #2 Unknown Litigation Risk / Costs Prior to Close 5 States Attorney General Suits Prior to Closing At least 6 Subsequent AG Suits October 2008 Agreement with 11 Attorneys General to modify $8.4Billion in Loans, 400,000 borrowers $220Million Reserved for Settlements to Date Very Negative Impact to Tangible Capital Ratios Tangible Common Equity drops from $46.6BN at 6/30/08 to $24.8BN at 9/30/08 due to $4.1 BN increase in goodwill and $16 BN increase in "other intangibles" (including mtg. serv. rights) Tangible Common Equity ratio drops from 4.62% of total assets at 6/30/08 to 2.6% of total assets at 9/30/08 www.BACPROXYVOTE.com
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Merrill Lynch Acquisition Inability to do Due Diligence Less than 24 hours of negotiations and Due Diligence If due diligence was attempted, it was inadequate and faulty Offer price per share = 60% premium to prior closing share price in unstable and declining stock markets Pending failure of Lehman Frozen Credit Markets Funding Uncertainty for Broker Dealer Firms Significant Credit Risk Assets Acquired, and yet: Did they have time & expertise to evaluate assets and risks? Did they properly assess their ability to hedge risks assumed? www.BACPROXYVOTE.com
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Merrill Lynch Acquisition#2 Before factoring in unexpected writedowns, our calculations show this acquisition to be permanently dilutive to shareholders 1.4 Billion new shares issued to MER shareholders Required Pretax Earnings of $9.7 BN to be non-dilutive to Earnings Per Share for Bank of America stockholders MER pretax earnings at "artificial peak" in 2006 = $9.8 BN, including $7.2 BN of non-recurring "Trading Revenues" related to Asset Backed Securities Operations, all of which (and more) has been subsequently written off as losses MER Profits appear highly dependent upon capital markets activity requiring capital at risk, i.e. proprietary trading, securitizations, etc. (volatile, low multiple stream of earnings) Planned $7 + billion of cost savings often result in declining revenues Added cost of retaining best producers www.BACPROXYVOTE.com
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Merrill Lynch Acquisition#3 True Cost of MER Deal (our calculation): BAC Stock issued to Merrill shareholders $19.4 BN Merrill Preferred Stock Assumed $ 9.7 BN Drop in BAC Stock ($33=>$22 x 5 bn shrs) $55 BN (1 day after announcement of deal) Cost of Retention Bonuses Paid to MER Brokers $ 3.7 BN Cost of New Gov't TARP Money (new pfd stock @ 8%) $20 BN After tax cost of MER 4th Qtr Asset Write Downs / Loss $15.5 BN Disputed Merrill Bonuses - Thain / Cuomo $ 3.6 BN Purchase of Gov't Asset Protection (TARP) $4 BN TARP insured future MER Losses (75% x deductible) $15 BN Total Cost $146 BN True Cost per MER share $104 / share Drop in BAC Market Capitalization Since Deal $145 BN www.BACPROXYVOTE.com
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REASONS FOR CHANGE

VIEW OUR PROXY CARD

- Risky and Overpriced Acquisitions
- Credit Risk Assumed Through Acquisitions
- Concealed Losses at Merrill Lynch
- Securities law Questions, Failure to Disclose Material Information
- Questions Surrounding Merrill Bonuses
- Permanent Destruction of Shareholder Value

## Credit Risk Assumed Through Acquisitions

1 **Credit Risk Assumed Through Acquisitions**
2 **Countrywide – Credit Risk Assumed**
3 **Countrywide – Credit Risk Assumed #2**
4 **Merrill Lynch Credit Risk Assumed**



Credit Risk Assumed Through Acquisi
• Countrywide Acquisition – click to details
• Merrill Lynch Acquisition – click to details

Outline | Slide 1 of 4 | Slide Show

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Credit Risk Assumed Through Acquisitions Countrywide Acquisition - click to details Merrill Lynch Acquisition - click to details www.BACPROXYVOTE.com

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Countrywide - Credit Risk Assumed Acquired Unknown Credit Risks to Balance Sheet $ 26.4 BN Pay Option Arm Loans (negative amortization) $2.4 BN Sub Prime Loans $33.4 BN Home Equity + 2nd Lien Loans $15 BN in Level 3 Derivative Assets Acquired - Excluding Mortgage Servicing Rights Total of $97.2 BN in assets listed above EXCEED 2x Tangible Book Value ($46.6BN at 6/30/08) before acquisition Worsening Credit Trends at Acquisition Date Charge offs rose by over 700% for six months ended 6/30/08 as compared to prior year $750 MM Additional Charges in Q4 2008 for asset quality deterioration (after purchase accounting adjustments) www.BACPROXYVOTE.com

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Countrywide - Credit Risk Assumed #2 Unknown Litigation Risk / Costs Prior to Close 5 States Attorney General Suits Prior to Closing At least 6 Subsequent AG Suits October 2008 Agreement with 11 Attorneys General to modify $8.4Billion in Loans, 400,000 borrowers $220Million Reserved for Settlements to Date www.BACPROXYVOTE.com

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Merrill Lynch Credit Risk Assumed (dollars in millions) Transitory Leveraged Lending $5,648 Commercial Real Estate $9,704 First Republic - Real Estate $3,119 Unhedged Super Senior ABS CDO $800 Hedged Super Senior ABS CDO $1,005 CDS with Monoline Guarantors On US & non US ABS CDO's $9,228 Investment Portfolio $10,430 Sum of Credit Risk Assumed $39,934 Equal to 85% of tangible capital at 9/30/08 Source: BAC investor presentations www.BACPROXYVOTE.com

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## REASONS FOR CHANGE

- Risky and Overpriced Acquisitions
- Credit Risk Assumed Through Acquisitions
- Concealed Losses at Merrill Lynch
- Securities law Questions, Failure to Disclose Material Information
- Questions Surrounding Merrill Bonuses
- Permanent Destruction of Shareholder Value

# Concealed Losses at Merrill Lynch

1 **Concealed Information About Losses at Merrill Lynch**

2 **Concealed Information About Losses at Merrill Lynch #2**


Concealed Information About Losses at Merrill Ly
Failure to Disclose Material Information to Shareho
October & November 2008 were two of the worst months in fixed i and credit market history
On November 12, Henry Paulson announces TARP will not buy ass prices go into freefall
Losses in Merrill portfolio would have been evident well before De 5th, 2008 shareholder vote to approve merger
Wall Street Journal article dated 2/5/09 details timing of losses in Portfolio (see article)
Bank of America had a full team of accountants at Merrill's offices the portfolio marks daily starting in September
According to media reports, Merrill Lynch board is informed on De 8, 2008 that the credit and fixed income losses were "in line with e
No estimates of losses were provided to BAC shareholders prior to shareholder vote on December 5, 2008

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Concealed Information About Losses at Merrill Lynch Failure to Disclose Material Information to Shareholders October & November 2008 were two of the worst months in fixed income and credit market history On November 12, Henry Paulson announces TARP will not buy assets, asset prices go into freefall Losses in Merrill portfolio would have been evident well before December 5th, 2008 shareholder vote to approve merger Wall Street Journal article dated 2/5/09 details timing of losses in Merrill Portfolio (see article) Bank of America had a full team of accountants at Merrill's offices reviewing the portfolio marks daily starting in September According to media reports, Merrill Lynch board is informed on December 8, 2008 that the credit and fixed income losses were "in line with estimates" No estimates of losses were provided to BAC shareholders prior to the shareholder vote on December 5, 2008 www.BACPROXYVOTE.com

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Concealed Information About Losses at Merrill Lynch #2 The undisclosed losses were material information to shareholders Ken Lewis claims losses not evident until Dec. 15th. Credit and fixed income markets improved during December By failing to disclose this information, shareholders were unable to vote on the transaction with full and fair disclosure; With the additional cost of $24 BN of preferred stock financing, we would argue that the transaction that management actually closed was materially different than the transaction shareholders voted upon; BAC & Board do not disclose losses until 1/16/09. 47% of shares trade in the period 12/15/08 to 1/16/09. Creates significant legal exposure to BAC. www.BACPROXYVOTE.com

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## REASONS FOR CHANGE

- Risky and Overpriced Acquisitions
- Credit Risk Assumed Through Acquisitions
- Concealed Losses at Merrill Lynch
- Securities law Questions, Failure to Disclose Material Information
- Questions Surrounding Merrill Bonuses
- Permanent Destruction of Shareholder Value

## Securities law Questions, Failure to Disclose Material Information

1 Securities Law Questions Failure to Disclose Material Information
2 Securities Law Questions #2 Failure to Disclose Material Information



Securities Law Questions
Failure to Disclose Material Information
Finger Interests has alleged in a class action la
that certain officers and directors failed to dis
material information to shareholders.
Management and the board of directors withheld mate
information that would have affected stockholders' de
to buy, hold or sell their shares of Bank of America com
stock.
Management and the board of directors filed an inaccu
proxy statement dated October 31, 2008, and failed, ei
omission or affirmative act, to amend the proxy statem
reflect material changes in the financial condition of M
Lynch.
A copy of the lawsuit is under the "Our Lawsuit" tab.

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Securities Law Questions Failure to Disclose Material Information Finger Interests has alleged in a class action lawsuit that certain officers and directors failed to disclose material information to shareholders. Management and the board of directors withheld material information that would have affected stockholders' decisions to buy, hold or sell their shares of Bank of America common stock. Management and the board of directors filed an inaccurate proxy statement dated October 31, 2008, and failed, either by omission or affirmative act, to amend the proxy statement to reflect material changes in the financial condition of Merrill Lynch. A copy of the lawsuit is under the "Our Lawsuit" tab. www.BACPROXYVOTE.com

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Securities Law Questions #2 Failure to Disclose Material Information We have been advised by counsel that such omissions by certain officers and directors may be a violation of the disclosure requirements under section 14 (a) of the Exchange Act and SEC rule 14(a)-9(a). We believe the decision by the board to not amend the merger proxy statement dated October 31, 2008 was also a failure of board to fulfill its fiduciary duty to protect the interests of shareholders. We further believe this failure by the board is generally reflective of the board's willingness to acquiesce to management's wishes with respect to acquisitions and other matters of great significance to the interests of shareholders. As such, we urge shareholders to vote for change. www.BACPROXYVOTE.com

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HOME ABOUT US PROXY VOTE REASONS FOR CHANGE BOARD PROFILE OUR LAWSUIT CONTACT US

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## REASONS FOR CHANGE

- Risky and Overpriced Acquisitions
- Credit Risk Assumed Through Acquisitions
- Concealed Losses at Merrill Lynch
- Securities law Questions, Failure to Disclose Material Information
- Questions Surrounding Merrill Bonuses
- Permanent Destruction of Shareholder Value

## Questions Surrounding Merrill Bonuses

Cuomo Says Merrill Deceived Congress on Bonuses
**New York Times**
March 12, 2009 - By LOUISE STORY - Business

Cuomo Said to Eye Link Between Merrill Bonuses and Markdowns
**New York Times**
March 11, 2009 - DealBook

Cuomo Has More Questions on Merrill Bonuses
**New York Times**
February 24, 2009 - By LOUISE STORY - Business

Cuomo: BoA may have influenced Merrill bonuses
**CNN**
March 13, 2009

HOME | ABOUT US | PROXY VOTE | REASONS FOR CHANGE | BOARD PROFILE | OUR LAWSUIT | CONTACT US

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# REASONS FOR CHANGE

VIEW OUR PROXY CARD

Risky and Overpriced Acquisitions

Credit Risk Assumed Through Acquisitions

Concealed Losses at Merrill Lynch

Securities law Questions, Failure to Disclose Material Information

Questions Surrounding Merrill Bonuses

Permanent Destruction of Shareholder Value

## Permanent Destruction of Shareholder Value

Recent Stock Price Performance of BAC relative to its peer group indicate that the market is concerned about potential earnings dilution from recent acquisitions as well as the prospect of needing to raise additional capital.

CLICK TO ENLARGE IMAGE ›


Relative Stock Price Performance - 1 Year
BAC vs. Peer Group Banks
Indexed Value
0
20
40
60
80
100
120
140
160
Citigroup
WFC
JPM
HSBC
BAC

Shown in Percentage of Value lost, we compare Bank of America's stock price performance against a range of large capitalization companies.


Change in Market Value 6/1/07 (Early Subprime Crisis) to 3/9/09
Percentage Change in Market Value
0%
-20%
-40%
-60%
-80%
-100%
-120%
-100%
-99%
-98%
-94%
-89%
-80%
-66%
-65%
-56%
-54%
American International Group, Inc.
Fannie Mae
Citigroup, Inc.
General Motors Corporation
Bank of America Corporation
General Electric Co.
JPMorgan Chase & Co.
Wells Fargo & Company
Pfizer Inc.
Microsoft Corporation
Source: Capital IQ

While it is difficult to forecast future earnings as well as long term earnings potential, Bank of America’s management has failed to grow one measure of intrinsic value — tangible book value per share. The chart below shows that tangible book value per share — whether including or excluding mortgage servicing rights as part of capital — has fallen as a result of costly acquisitions that have destroyed tangible book value overtime. Bank of America — Stated Book Value per Share vs Tangible Book Value per share The chart below further illustrates the difference between reported net income over the past five (5) years from 2003 to 2008 vs. the change in tangible common equity over the same period. As you will note, even though the company reported over $81 BN in net income from 112003 to 123108, tangible common equity grew by only $11 BN (or $159 Million excluding Mortgage Servicing Rights as capital) over the same 5 year period. The chart also highlights the massive goodwill and intangibles created over the same period caused by overpriced acquisitions. Although we are not forensic accountants, this chart (in our opinion) also raises the question of the quality of earnings recorded over the time period in question.

BmasnsnEEEHii The recent acquisitions of Countrywide and Merrill Lynch have eroded tangible capital and ballooned the balance sheet of Bank of America. The net effect of these acquisitions has been to reduce Bank of America’s cushion of tangible capital to one of the lowest levels in the industry. This reduces the bank’s perceived ability to absorb future loan losses in the future without the need to raise additional capital, and we believe is one of the primary reasons for the currently depressed stock price.

BAC Proxy Vote Page 1 of 1 w.BACPROXYVDTE. tf H Failure to Govern Management Failure to Govern Management Board Compensation We be|jeve that the board of directors has fai|ed to exercise sufficient oversight of the management of Bank of America. While we do not expect the board of directors micro-manage day-to-day operations of the Company, we do expect the board to exercise sufficient oversight of management so that management does not take actions that are detrimental to the interests of shareholders. It is our opinion that the board has missed a number of opportunities to exercise its judgment and influence over the strategic direction of the Company to protect the interests of the shareholders. RISK RETURN When evaluating strategic acquisitions under consideration, we believe that the board of directors has a duty to balance the interests of shareholders against the desires of management to pursue what they believe are strategic acquisitions. The board has a duty to review acquisitions not only with respect to the potential strategic value of such acquisitions, but also the potential risks that would be assumed by the Company and its shareholders should it complete such acquisition. The board must act as a governor on management to: Wisely allocate the capital of shareholders; Limit the risk assumed by the Company and Shareholders in any acquisition; Ensure proper disclosure of material information is made to shareholders; Comply with all applicable regulation, including securities laws; and Protect the interests of the shareholders. We believe the Bank of America board of directors has failed to fulfill its oversight of management and has supported actions of management which have resulted in the permanent destruction of shareholder value.

B AC Proxy Vote Page 1 of 1 .BACPROXYVOTE flH Failure to Govern Management Board Compensation Board Compensation Set forth be|ow js an excerpt from the proxy statement filed by Bank of America regarding the compensation received by the board of directors of Bank of Board Committees America. Download Board Compensation Printable Information

BAC Proxy Vote Page 1 of 1 w,,w.BACPR0XYV0TE i H Failure to Govern Management Board Committees Board Compensation Sgt fo|1h be|QW jg ap excerpt from the proxy statement filed by Bank of America regarding the board of director committee responsibilities of the directors of Bank Board Committees of America. Download Board Committee Printable Information

BAC Proxy Vote Page 1 of 1 w.BACPR0XYV0TE.,, d HI Argument Our Lawsuit Section in o. We hgve e( g c(ass actjon |awsujt against Bank of America on behalf of all of ; the shareholders of the Company. We are long-term holders of Bank of America opy o ur awsui common stock, and we have never filed a class action lawsuit before. While we expect any monetary recovery with respect to the lawsuit to be modest on a per share basis, we strongly believe that the management and the board of directors have violated securities laws and regulations. We hope that our lawsuit will focus attention on the alleged misdeeds of management and the board of directors with respect to the Merrill Lynch transaction. We believe that they have acted without regard for the interests of shareholders. The board of directors is elected to serve the interests of shareholders and serve at the pleasure of the shareholders. Their loyalty should be first and foremost to the shareholders.

HOME ABOUT US PROXY VOTE REASONS FOR CHANGE BOARD PROFILE OUR LAWSUIT CONTACT US BAC Proxy Vote Page 1 of 1 www..BACPROXYVOTE.com Argument Section 14 Information Our lawsuit alleges that certain officers and directors of the Company failed to comply with the disclosure and other requirements under Section 14(a) of the Copy of Our Lawsuit Exchange Act of 1934 and Rule 14a-9(a) promulgated thereunder. We believe and have alleged that the proxy statement issued by Bank of America dated October 31, 2008 was false and materially misleading as of at least December 5, 2008, in light of the true financial condition of Merrill Lynch. We believe that errors andor omissions in the proxy statement did not provide an accurate picture of the financial health of Merrill Lynch, and believe that a reasonable shareholder would have considered the alleged concealed information to be material in deciding on how to vote on the merger of Merrill Lynch and Bank of America. We are aware of approximately twelve (12) lawsuits that have been filed alleging similar errors and omissions in connection with proxy statement filed by Bank of America in connection with the merger of Bank of America and Merrill Lynch.

HOME ABOUT US PROXY VOTE REASONS FOR CHANGE BOARD PROFILE OUR LAWSUIT CONTACT US BAC Proxy Vote Page 1 of 1 WWW.BACPROXYVOTE.com OUR LAWSUIT Argument Copy of Our Lawsuit A copy of our lawsuit is attached hereto. Also attached is a letter providing some detail regarding additional lawsuits that have been filed in connection with this Copy of Our Lawsuit matter. Download Lawsuit Here Attached is a preliminary list of class action lawsuits that have been against Bank of America in the Southern District of New York. Lawsuit List Here

HOME ABOUT US PROXY VOTE REASONS FOR CHANGE BOARD PROFILE OUR LAWSUIT CONTACT US www.BAC ROXYVOTE Contact Us Contact Information Show Your Support Finger Interests Number 0ne,Ltd. 520 Post Oak Blvd., Suite 750 Houston, TX 77027 Email: info@bacProxvVote.com Phone:713-621-7554 Fax:713-621-7552 Media Contact: Suzy Ginsburg Email: Suzy@acomworks com Phone:713-721-4774